Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

Abbvie Inc.,

AThene subsidiary LLC,

ATHENE MERGER SUB INC.

and

IMMUNOGEN, INC..

Dated as of November 30, 2023

-ii-

-iii-

Annex II	Bylaws

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 30, 2023 (this “Agreement”), among AbbVie Inc., a Delaware corporation (“Parent”), Athene Subsidiary LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Intermediate Sub”), Athene Merger Sub Inc., a Massachusetts corporation and wholly owned Subsidiary of Intermediate Sub (“Purchaser”), and ImmunoGen, Inc., a Massachusetts corporation (the “Company”).

WHEREAS, the boards of directors of Parent, Purchaser and the Company and the board of managers of Intermediate Sub each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement, including the merger of Purchaser with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger in accordance with the Massachusetts Business Corporation Act (the “MBCA”), and each share of Company Common Stock (each, a “Common Share” and, collectively, “Common Shares”) and each share of Company Preferred Stock (on an as-converted to Company Common Stock basis in accordance with the Certificate of Designation) (each, a “Preferred Share” and, collectively, “Preferred Shares”, and each Common Share or Preferred Share, a “Share” and collectively, “Shares”) that is issued and outstanding immediately prior to the Effective Time (other than Common Shares described in Section 2.1(b)) will be converted into the right to receive the Merger Consideration, in each case upon the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) adopted this Agreement and (ii) resolved to recommend that the holders of Common Shares approve this Agreement and the Merger on the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of Parent and Purchaser and the board of managers of Intermediate Sub each have adopted this Agreement and approved the Merger; and

WHEREAS, Parent will cause the sole shareholder of Purchaser to approve this Agreement promptly following its execution.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Intermediate Sub, Purchaser and the Company hereby agree as follows:

Article I
THE MERGER

Section 1.1.            The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the MBCA, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2.            Closing; Effective Time. Subject to the conditions set forth in Article VI, the closing of the Merger (the “Closing”) will take place (i) at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts or by electronic exchange of deliverables at 8:00 a.m., New York City time, on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or (ii) at such other place or on such other date or time as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto will cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of the Commonwealth of Massachusetts, in such form as required by, and executed in accordance with, the relevant provisions of the MBCA (the date and time of the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts, or such later time as is specified in the Articles of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and will make all other filings or recordings required under the MBCA in connection with the Merger.

Section 1.3.            Effects of the Merger. The Merger will have the effects set forth herein and in Section 11.07 of the MBCA.

Section 1.4.            Articles of Organization and Bylaws of the Surviving Corporation.

(a)            At the Effective Time, the articles of organization of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex I, and as so amended, will be the articles of organization of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)            At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex II, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the articles of organization of the Surviving Corporation and as provided by applicable Law.

Section 1.5.            Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified.

Article II
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

Section 2.1.            Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a)            each Common Share issued and outstanding immediately prior to the Effective Time and each Preferred Share issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Common Stock basis in accordance with the Certificate of Designation) (other than any Common Shares described in Section 2.1(b) and any Dissenting Shares) will be converted into the right to receive an amount in cash equal to $31.26, without interest (the “Merger Consideration”);

(b)            each Common Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and each Common Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time will be cancelled and retired without any conversion thereof; and

(c)            each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one (1) share of common stock of the Surviving Corporation.

Section 2.2.            Treatment of Equity Awards.

(a)            The Company Board (or, if appropriate, a committee administering a Company Equity Plan) has adopted, or, as soon as practicable following the date of this Agreement (and, in any event, prior to the Effective Time), will adopt, resolutions providing for the treatment of the Company Equity Awards granted prior to the date hereof as set forth in clauses (i) through (iv) below:

(i)            each option to purchase Common Shares granted prior to the date hereof under a Company Equity Plan, other than awards under the Company’s Employee Stock Purchase Plan (the “Company ESPP”) (each such option, a “Company Stock Option”), each restricted stock unit award in respect of Common Shares granted prior to the date hereof under a Company Equity Plan (a “Company RSU”) and each deferred stock unit award measured by the value of Common Shares (or pursuant to which Common Shares may be delivered) granted prior to the date hereof under a Company Equity Plan (a “Company DSU”) (collectively, the “Company Equity Awards”), that is outstanding and unvested immediately prior to the Effective Time, whether or not then subject to any performance or other condition, will vest in full at the Effective Time;

(ii)            each Company Stock Option granted prior to the date hereof under a Company Equity Plan that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, an amount in cash (less applicable tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Common Shares subject to the Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Merger Consideration over the applicable exercise price per Common Share under such Company Stock Option;

(iii)            each Company Equity Award, other than a Company Stock Option, granted prior to the date hereof under a Company Equity Plan that is outstanding immediately prior to the Effective Time will be cancelled at the Effective Time, and the holder of such cancelled Company Equity Award will be entitled to receive (without interest), in exchange therefor, an amount in cash (less applicable tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Common Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time multiplied by (y) the Merger Consideration; and

(iv)            Subject to Section 2.6, Parent will cause the Surviving Corporation to make all payments to former holders of Company Equity Awards required under this Section 2.2(a) as promptly as practicable after the Effective Time, and in any event, no later than five (5) Business Days after the Effective Time or, if later, the first payroll date after the Effective Time.

(b)            The Company will continue to operate the Company ESPP in accordance with its terms and past practice for the Offering Period (as defined in the Company ESPP) in effect on the date of this Agreement (“Current Purchase Period”); provided that, in no event will any new participants be able to commence participation in the Current Purchase Period, nor will any current participant in the ESPP be permitted to increase their payroll deductions from that in effect prior to the date hereof. If the Effective Time is expected to occur prior to the end of the Current Purchase Period, the Company will take action to provide for an earlier exercise date (including for purposes of determining the Purchase Price (as defined in the Company ESPP) for the Current Purchase Period) (such earlier date, the “Early ESPP Exercise Date”). The Early ESPP Exercise Date will be as close to the Effective Time as is administratively practicable. The Company will suspend the commencement of any Offering Period or Purchase Period (each as defined in the Company ESPP) commencing after the end of the Current Purchase Period unless and until this Agreement is terminated and will terminate the Company ESPP as of or prior to the Effective Time (pursuant to resolutions adopted by the Company Board (or, if appropriate, a committee administering the Company ESPP).

Section 2.3.            Dissenting Shares.

(a)            Notwithstanding anything in this Agreement to the contrary, other than as provided in Section 2.3(b), any Shares of the Company that are issued and outstanding immediately prior to the Effective Time and held by a shareholder of the Company who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing payment of fair value for such Shares of the Company in accordance with Part 13 of the MBCA (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration unless and until such shareholder of the Company has effectively withdrawn or lost (through failure to perfect or otherwise) such shareholder’s right to obtain payment of the fair value of such shareholder’s Dissenting Shares under the MBCA but will instead be entitled only to such rights with respect to such Dissenting Shares as may be granted to such shareholder under Part 13 of the MBCA. From and after the Effective Time, Dissenting Shares will not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to shareholders of record prior to the Effective Time).

(b)            The Company will give Parent (i) reasonably prompt notice of any written demands for payment of fair value received by the Company, and any withdrawals thereof, received from shareholders or provided to shareholders by the Company with respect to any Dissenting Shares or shares claimed to be Dissenting Shares and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands under the MBCA. The Company will not, except with the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned, or delayed) or as otherwise required by applicable Law, make any payment with respect to any such demands or offer to settle or settle any such demands.

(c)            If any holder of Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to obtain payment of the fair value of such holder’s Dissenting Shares under the MBCA, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder’s Shares of the Company will no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, will be treated as if the shareholder had, as of the Effective Time, been converted into the right to receive the Merger Consideration as set forth in Section 2.1(a).

Section 2.4.            Surrender of Common Shares.

(a)            Prior to the Effective Time, Parent will deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Merger Consideration, and Parent will cause the Paying Agent to timely make all payments contemplated in Section 2.4(b). Such cash may be invested by the Paying Agent as directed by Parent; provided (i) that such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article II and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Merger Consideration, Parent will promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 2.4(b). The aggregate Merger Consideration as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 2.4(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(b)            As promptly as practicable after the Effective Time (and in any event within two (2) Business Days thereafter), Parent will cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares of the Company which were converted pursuant to Section 2.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and (y) contain such other provisions as are customary and reasonably acceptable to Parent and the Company) and (ii) instructions for effecting the surrender of the Certificate in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, the holder of such Certificate will be entitled to receive in exchange therefor Merger Consideration for each Share of the Company formerly represented by such Certificate, and the Certificate so surrendered will be cancelled. Until surrendered as contemplated by this Section 2.4(b), each Certificate will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a shareholder or other equity holder of, the Company or the Surviving Corporation; provided, that, notwithstanding the foregoing, in the event of a transfer of ownership of Shares of the Company that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares of the Company may be made to a Person other than the Person in whose name the Certificates so surrendered are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

(c)            A holder of record of book-entry Shares of the Company (“Book-Entry Shares”) that immediately prior to the Effective Time represented outstanding Shares of the Company which were converted pursuant to Section 2.1 into the right to receive Merger Consideration will, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange for such Book-Entry Shares, Merger Consideration for each Share of the Company formerly represented by such Book-Entry Share, and such Book-Entry Share will be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered; provided, that, notwithstanding the foregoing, in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares may be made to a Person other than the Person in whose name the Certificates so surrendered are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a shareholder or other equity holder of, the Company or the Surviving Corporation.

(d)            At any time following the date that is twelve (12) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable upon surrender of a Certificate or Book-Entry Share. The Surviving Corporation will pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares of the Company for the Merger Consideration.

(e)            From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares of the Company that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(f)            In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent will cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares of the Company represented by such Certificate.

Section 2.5.            Section 16 Matters. Prior to the Effective Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Common Shares and Company Equity Awards in the Contemplated Transactions.

Section 2.6.            Withholding. Each of Parent, Purchaser, the Surviving Corporation and any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to such payment under applicable Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement subject to compensatory withholding, including pursuant to Section 2.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld and timely paid over to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as otherwise disclosed in Company SEC Documents (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System at least two (2) Business Days prior to the date hereof or (b) as disclosed in the particular section or subsection of the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Article III to which it corresponds in number and each other section or subsection of this Article III to the extent that it is reasonably apparent on its face that such information, item or matter is relevant to such other section or subsection), the Company represents and warrants to Parent and Purchaser as follows:

Section 3.1.            Organization and Corporate Power. The Company is a corporation validly existing under the Laws of the Commonwealth of Massachusetts and is in good standing with the Secretary of the Commonwealth of Massachusetts, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits (x) would not have a Company Material Adverse Effect and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Contemplated Transactions by the Outside Date. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing (x) would not have a Company Material Adverse Effect and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Contemplated Transactions by the Outside Date. True and complete copies of the articles of organization and bylaws of the Company (the “Company Organizational Documents”) have been heretofore made available to Parent and Purchaser and are in full force and effect and the Company is not in violation of any of the provisions thereof.

Section 3.2.            Authorization; Valid and Binding Agreement. The Company has all necessary corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the holders of Common Shares to the extent required by applicable Law, to consummate the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the Merger (other than approval of this Agreement by the holders of at least two-thirds (2/3) of the outstanding Common Shares entitled to vote thereon (the “Company Requisite Vote”), and the filing with the Secretary of the Commonwealth of Massachusetts of the Articles of Merger as required by the MBCA). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law). The Company Board (at a meeting or meetings duly called and held) has, by resolutions unanimously adopted by the Company Board: (i) determined that this Agreement and the Merger are in the best interests of the Company; (ii) adopted this Agreement; (iii) resolved to recommend the holders of Common Shares vote to approve this Agreement; and (iv) directed that this Agreement be submitted to the holders of Common Shares with the recommendation of the Company Board that the holders of Common Shares vote to approve this Agreement (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been amended, rescinded, modified or withdrawn.

Section 3.3.            Capital Stock.

(a)            The authorized capital stock of the Company consists of 600,000,000 Common Shares and 5,000,000 Preferred Shares.

(b)            As of November 27, 2023 (the “Measurement Date”), (i) 267,662,434 Common Shares were issued and outstanding, (ii) 21,853 shares of Company Series A Preferred Stock were issued and outstanding, (iii) an aggregate of 43,691,596Common Shares were reserved for issuance under the Company Equity Plans upon or otherwise deliverable in connection with Company Equity Awards, of which 25,888,885 Common Shares are subject to outstanding Company Stock Options, 2,225,775 Common Shares are subject to outstanding Company RSUs and 739,990 Common Shares are subject to outstanding Company DSUs, in each case, based on the achievement in full of any applicable performance conditions, (iv) 1,749,217 Common Shares are reserved for issuance under the Company ESPP; (v) 10,434,782 Common Shares are issuable pursuant to the Company Warrants; and (vi) an aggregate of 276,461,971 Common Shares were held in the treasury of the Company.

(c)            All outstanding shares of capital stock of the Company are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No Subsidiary of the Company owns Shares or other capital stock of the Company.

(d)            Section 3.3(d) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of outstanding Company Equity Awards and the number of the Common Shares reserved for issuance pursuant to the Company ESPP, including, with respect to each Company Equity Award, (i) the number of the Common Shares subject thereto, (ii) the holder thereof and (iii) the exercise price (if any). The Company has granted no Company Equity Awards between the Measurement Date and the date of this Agreement.

(e)            Except as disclosed in this Section 3.3 or set forth in Section 3.3(d) of the Company Disclosure Letter or changes since the Measurement Date resulting from the settlement, vesting or exercise of Company Equity Awards, or the conversion of Company Preferred Stock, in each case, outstanding as of the Measurement Date or granted prior to the Closing as permitted by this Agreement or the purchase of Common Shares pursuant to the ESPP as permitted by this Agreement, the Company has no outstanding (i) shares of capital stock or other equity interests or voting securities, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other Indebtedness of the Company having the right to vote on any matters on which the Company’s shareholders may vote.

Section 3.4.            Subsidiaries. Section 3.4 of the Company Disclosure Letter lists each Company Subsidiary, and for each such Company Subsidiary, its state or country of formation. Each such Company Subsidiary is a corporation or other entity validly existing under the Laws of the jurisdiction of its incorporation or organization. All of the outstanding shares of capital stock or equivalent equity interests of each Company Subsidiary is owned of record and beneficially, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens), and all such shares or equivalent equity interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. The Company has made available to Parent true and complete copies of the currently effective organizational documents of each Company Subsidiary, and such organizational documents of each of the Company Subsidiaries are in full force and effect and neither the Company nor any Company Subsidiary is in material violation of any of the provisions thereof. Other than investments in cash equivalents (and ownership by the Company or any Company Subsidiary of securities of any other Company Subsidiary), neither the Company nor any Company Subsidiary (i) owns directly or indirectly any securities of any Person other than a Company Subsidiary or (ii) has any obligation or is bound by any Contract to acquire any securities of any Person or to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any Person. No Company Subsidiary has any outstanding or authorized any options or other rights to acquire from such Subsidiary, or any obligations to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of such Subsidiary not owned by the Company. Each Company Subsidiary has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5.            No Breach. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Merger will (a) conflict with or violate the Company Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Company Subsidiary, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.6 have been obtained, and all filings and obligations described in Section 3.6 have been made, conflict with or violate any Law, order, judgment or decree to which the Company, its Subsidiaries or any of their properties or assets is subject or (c) violate, conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under or require the consent of or notice to any third person in accordance with any Contract to which the Company or any Company Subsidiary is a party (other than a Plan) or by which any property or asset of the Company or any Company Subsidiary is bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any Company Subsidiary, except, in the case of clauses (b) and (c), any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that (x) would not have a Company Material Adverse Effect and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Contemplated Transactions by the Outside Date.

Section 3.6.            Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable Antitrust Law of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq, (d) the filing of the Articles of Merger, (e) the filing of applications, consents, approvals, authorizations and notices, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or is concerned with or regulates public health care programs and (f) any filings with the relevant authorities of states in which the Company or any of its Subsidiaries is qualified to do business, in each case, the Company is not required to submit any notice, report or other filing with or obtain any consent, approval or authorization of any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Company in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain (x) would not have a Company Material Adverse Effect and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Contemplated Transactions by the Outside Date.

Section 3.7.            SEC Reports; Disclosure Controls and Procedures.

(a)            The Company has timely filed with or furnished to all reports, registration statements, forms, schedules, statements, exhibits and other documents with the SEC (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required to be filed or furnished by the Company under the Exchange Act or the Securities Act of 1933 (the “Securities Act”) since the Reference Date (collectively, the “Company SEC Documents”). No Subsidiary of the Company is required to file any form, report, registration statement, schedule, statement, exhibit or other document with the SEC. As of their respective filing or furnishing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing) (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents as in effect on such date, and (ii) at the time of filing (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, no comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents remain outstanding or unresolved.

(b)            The financial statements contained in the Company SEC Documents (i) complied in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c)            The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) that provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d)            Since the Reference Date, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or any of its Subsidiaries has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable or unlawful accounting or auditing practices.

Section 3.8.            No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of the Balance Sheet Date, that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business, (c) incurred in connection with this Agreement or the Contemplated Transactions or negotiations with other entities regarding similar potential transactions or (d) as set forth in Section 3.8 of the Company Disclosure Letter, the Company, together with its Subsidiaries, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes to such balance sheet). This Section 3.8 does not apply to Taxes, which are addressed in Section 3.12.

Section 3.9.            Absence of Certain Developments. From December 31, 2022 to the date of this Agreement, there shall not have occurred any change, effect, event, occurrence, or other matter that has had or would not have a Company Material Adverse Effect. Except in connection with the Contemplated Transactions, from the Balance Sheet Date to the date of this Agreement, the Company and the Company Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business, and neither the Company nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 5.1(b) (other than Section 5.1(b)(ii) and Section 5.1(b)(iii)) if such covenants had been in effect as of the Balance Sheet Date.

Section 3.10.            Compliance with Laws.

(a)            Except as would not reasonably expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are, and have been since the Reference Date, in compliance with all Laws applicable to them, any of their properties or other assets or any of their business or operations.

(b)            Except as would not reasonably be expected to have a Company Material Adverse Effect, since the Reference Date, (i) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body that alleges (A) any violation of any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or material restriction of any material Company Permit, and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged violation of any applicable Law.

(c)            Except as would not reasonably be expected to have a Company Material Adverse Effect, since the Reference Date, (i) the Company and each Company Subsidiary are in possession of and in compliance with all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, registrations, Orders and other authorizations, including any supplements and amendments thereto, necessary for the Company and each Company Subsidiary to own, lease and operate their respective properties and assets in accordance with all Laws or to carry on their respective businesses in accordance with all Laws (“Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) there has occurred no violation of, default under, or event giving to others any right of termination or cancellation of any Company Permit.

(d)            Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have timely filed all reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body and have timely paid all fees and assessments due and payable in connection therewith.

(e)            The Company and each of its officers and directors are in compliance in all material respects with,and have complied in all material respects with (i) the applicable provisions of Sarbanes-Oxley and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(f)            This Section 3.10 does not apply to Taxes, which are addressed in Section 3.12.

Section 3.11.            Title to Tangible Properties.

(a)            The Company and its Subsidiaries hold good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have a Company Material Adverse Effect.

(b)            The leased real property described in Section 3.11(b) of the Company Disclosure Letter (the “Company Leased Real Property”) is a true and complete list of all of the real property leased by the Company or its Subsidiaries as of the date of this Agreement. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any person (other than the Company or its Subsidiaries) the right to use or occupy the Company Leased Real Property, and, to the Company’s Knowledge, no other Person (other than the Company and its Subsidiaries) is in possession of the Company Leased Real Property (except pursuant to Permitted Liens). The leases for the Company Leased Real Property (collectively, the “Company Leases”) are in full force and effect. Except as would not have a Company Material Adverse Effect, each of the Company Leases is valid, binding and enforceable on the Company or one of its Subsidiaries that is a party to such Company Lease and, to the Company’s Knowledge, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity, and is in full force and effect, and the Company or one of its Subsidiaries has performed all material obligations required to be performed by it to date under each such Company Lease. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to the Company Leases is in default in any material respect under any of such Company Leases, nor has the Company or any of its Subsidiaries given or received written notice of termination, cancellation, breach, or default under any such Company Lease, which breach or default has not been cured. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Leases, and, to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Leases. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Leased Real Property or any portion thereof or interest therein (except pursuant to a Permitted Lien).

(c)            The Company does not own any real property.

Section 3.12.            Tax Matters.

(a)            Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have timely filed (taking into account any applicable extensions) all Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all respects and (iii) the Company and its Subsidiaries have paid all Taxes shown as due and payable on any such Tax Return.

(b)            Except as would not have a Company Material Adverse Effect, (i) there are no Liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith) upon any of the assets of the Company or any of its Subsidiaries, (ii) the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person, and (iii) neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(c)            Except as would not have a Company Material Adverse Effect, no U.S., federal, state, local or non-U.S. Actions relating to Taxes are pending or being conducted with respect to the Company or any of its Subsidiaries.

(d)            Except as would not have a Company Material Adverse Effect, there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries that is currently in force.

(e)            Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business or an agreement that does not relate primarily to Taxes), (ii) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the parent of which is the Company) or (iii) has liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(f)            Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date that is reasonably likely to result in cash material Taxes after the Closing Date.

(g)            The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)            The Company has not been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock occurring during the two-year period ending on the date of this Agreement that was intended to qualify for tax-free treatment under Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local or foreign Law).

Section 3.13.            Contracts and Commitments.

(a)            As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i)            “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any of its Subsidiaries;

(ii)            Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business, or (2) prior to the date of this Agreement, that contains any material ongoing obligations (including sale of inventory, indemnification, “earn-out” or other contingent obligations) that are still in effect that are expected to result in claims in excess of $1,000,000 or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other person or other business enterprise other than the Company’s Subsidiaries;

(iii)            collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in a non-U.S. jurisdiction);

(iv)            Contract establishing any joint venture, partnership, alliance, development, co-development, co-promotion or similar profit-sharing, or collaboration in each case that contemplates payments in excess of $1,000,000 in any calendar year;

(v)            Contract (A) prohibiting or materially limiting the right of the Company or any of its Subsidiaries to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any material product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any Product on an exclusive basis to any Person or group of Persons or in any geographical area;

(vi)            Contracts (A) in respect of Indebtedness for borrowed money in excess of $1,000,000 other than intercompany loans among the Company and its Subsidiaries or (B) pursuant to which any assets of the Company or any of its Subsidiaries are subject to any Liens;

(vii)            Contract (other than a Company Plan) between the Company, on the one hand, and any Affiliate of the Company (other than a Subsidiary of the Company), on the other hand;

(viii)            Contract relating to the voting or registration of any securities;

(ix)            Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets that have a fair market value or purchase price of more than $1,000,000 or any equity interests;

(x)            Contract under which the Company or any of its Subsidiaries is expected to make annual expenditures or receive annual revenues in excess of $2,500,000 in the aggregate;

(xi)            corporate integrity agreements, consent decrees, deferred prosecution agreements, or other similar types of Contracts with Governmental Bodies that have existing or contingent performance obligations;

(xii)            Contracts of the Company or any of its Subsidiaries relating to the settlement of any litigation proceeding that provide for any continuing obligations on the part of the Company or any of its Subsidiaries;

(xiii)            Contracts of the Company or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or otherwise prohibit, limit or restrict the pledging of capital stock of the Company or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by the Company or any of its Subsidiaries other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xiv)            Contracts with third party manufacturers and suppliers for the manufacture and/or supply of materials or products in the supply chain for Products that involve payments in excess of $1,000,000 during the current or a subsequent fiscal year;

(xv)            Contract pursuant to which the Company or any Company Subsidiary has contingent obligations that upon satisfaction of certain conditions precedent will result in the payment by the Company or any Company Subsidiary of more than $2,500,000 in the aggregate over a 12-month period, in either milestone or contingent payments or royalties, upon (A) the achievement of regulatory or commercial milestones or (B) the receipt of revenue or income based on product sales;

(xvi)            Contract which provides for a loan or advance in excess of $50,000 to any employee of the Company or any temporary agency employee, consultant or other independent contractor of the Company or any Company Subsidiary, other than travel, business and similar advances to the Company’s employees in the ordinary course of business consistent with past practice or loans under the Company 401(k) Plan;

(xvii)            hedging, derivative or similar Contract (including any interest rate, currency or commodity swap agreement, cap agreement, collar agreement or any similar Contract designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices);

(xviii)            Contract with any contract research organization and resulted in the payment by the Company or any Company Subsidiary of more than $2,500,000 in calendar year 2023 or is expected to involve payment by the Company or any Company Subsidiary of more than $2,500,000 in calendar year 2024;

(xix)            any IP Contract; or

(xx)            Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xxiii) above of this (a) or excluded therefrom due to the exception of being filed as an exhibit to the Company SEC Documents, together with each Company Lease listed in Section 3.11(b) of the Company Disclosure Letter but excluding, in all cases, each Company Plan, is referred to herein as a “Company Material Contract.”

(b)            (i) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (A) is, or has received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or any of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 3.14.            Intellectual Property.

(a)            Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all (i) Patents, (ii) Trademarks, and (iii) Copyrights, in each instance, that are owned by the Company or any of its Subsidiaries, and that are registered with a Governmental Body as of the date of this Agreement, or with respect to which the Company or any of its Subsidiaries has filed an application for registration pending as of the date of this Agreement, except for any such Patents, Trademarks, or Copyrights that have been abandoned by the Company or any of its Subsidiaries as of the date of this Agreement in the normal course of business or for which registration has expired (collectively, “Company Registered Intellectual Property”), indicating for each such item in (i), (ii), and (iii), as applicable and as of the date of this Agreement, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date. Section 3.14(a) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all internet domain names owned by or registered to the Company or any of its Subsidiaries. Except as otherwise indicated on Section 3.14(a) of the Company Disclosure Letter, all Company Registered Intellectual Property material to the businesses of the Company or its Subsidiaries are subsisting and, to the Knowledge of the Company, valid and, other than applications, enforceable.

(b)            The Company or its applicable Subsidiary (i) has made necessary filings and paid necessary registration, maintenance, renewal and other fees required for maintaining all material Company Registered Intellectual Property and (ii) is the exclusive or joint owner (as indicated in Section 3.14(a) of the Company Disclosure Letter) of all rights, title and interests in the Company Registered Intellectual Property, free and clear of all Liens (except for Permitted Liens, licenses, covenants not to sue and similar rights granted with respect to Intellectual Property under the IP Contracts identified in Section 3.13(a)(xix) of the Company Disclosure Letter, and Liens set forth in Section 3.14(b) of the Company Disclosure Letter).

(c)            The Company and its Subsidiaries possess legally sufficient rights to use all Intellectual Property material to or otherwise necessary for the conduct of the Company’s and any of its Subsidiaries’ businesses as of the date of this Agreement, all of which rights will survive the consummation of the Contemplated Transactions materially unchanged; provided, however, that the foregoing will not be interpreted as a representation of the Company’s or its Subsidiaries’ non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 3.14(d) below.

(d)            Except as has not resulted in, and would not reasonably be expected to result in, material liability or disruption to the businesses of the Company or its Subsidiaries taken as a whole, since the Reference Date, the conduct of the Company’s and its Subsidiaries’ businesses, including the development, use, sale, offering for sale, supply, manufacture, import, marketing, commercialization and other exploitation of their material products and services, have not misappropriated, infringed, or otherwise violated the Intellectual Property of any Person. Since the Reference Date, neither the Company nor any of its Subsidiaries has received any written notice from any Person claiming that the conduct of the Company’s business or the conduct of any of its Subsidiaries’ businesses misappropriated, infringed, or otherwise violated the Intellectual Property of such Person, and no Action is pending or, to the Knowledge of the Company, threatened claiming any such misappropriation, infringement or other violation.

(e)            Since the Reference Date, (i) to the Knowledge of the Company, no Person has misappropriated, infringed, or otherwise violated any Owned Intellectual Property or Exclusive Intellectual Property in a manner reasonably expected to be material to the businesses of the Company or its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries have made any material written claim or instituted any Action of misappropriation, infringement or other violation against any other Person, or challenging the ownership, scope, validity or enforceability of Intellectual Property owned by any other Person, and (iii) no Actions are pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries (or, with respect to Exclusive Intellectual Property, to the Knowledge of the Company, any owners thereof) (A) challenging or questioning the Company’s or its Subsidiaries’ ownership or use of any Owned Intellectual Property or (B) challenging or questioning the scope, validity or enforceability of any Owned Intellectual Property or Exclusive Intellectual Property.

(f)            To the Knowledge of the Company neither the Company nor its Subsidiaries are in default of any such IP Contracts in any material respect. Except as set forth on Section 3.14(f) of the Company Disclosure Letter, the consummation of the Contemplated Transactions will not by itself (i) afford any other party to IP Contracts to which the Company or any of its Subsidiaries is a party the right to terminate any such IP Contracts or (ii) constitute a breach of any such IP Contracts.

(g)            Each current and former employee of the Company or any of its Subsidiaries, each current and former independent contractor of the Company or any of its Subsidiaries and any other third parties who has developed Intellectual Property material to the businesses of the Company or its Subsidiaries, or who has had access to any material Trade Secrets of or held by any of the Company or any of its Subsidiaries, is subject to a written, valid agreement assigning to the Company or its Subsidiaries all rights in such material Intellectual Property (or all of such Person’s material rights in such Intellectual Property have otherwise vested automatically in the Company or its Subsidiaries as a matter of Law), and requiring them to maintain the confidentiality of such information. The Company and its Subsidiaries have taken commercially reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets. To the Knowledge of the Company, (i) no such material Trade Secrets have been accessed or used by any Person except pursuant to written, valid and enforceable confidentiality and non-use agreements in favor of the Company or its Subsidiaries that have not been breached in any material respect, and (ii) no current or former employee or independent contractor claims to retain any material right or interest in any such material Intellectual Property, including any entitlement to specific compensation due under applicable Law in relation to those rights.

(h)            Except as provided in the IP Contracts identified on Section 3.13(a)(xix) of the Company Disclosure Letter, no funding, facilities or personnel of any Governmental Body, university, college or other educational institution or research center was used in the development of any material Owned Intellectual Property.

(i)            The Company and its Subsidiaries maintain reasonable and appropriate plans and procedures, consistent with applicable Privacy Laws and industry standards, to protect the confidentiality, integrity, security and operability of all of all Personal Information and other data and information in the possession of the Company or its Subsidiaries, in any format, or Processed by the Company or its Subsidiaries (collectively, “Business Data”) and IT Assets used in their businesses against unauthorized access, acquisition, interruption, alteration, modification, or use, including reasonable and appropriate back-up, disaster recovery and business continuity plans and procedures. Without limiting the generality of the foregoing, the Company and its Subsidiaries have implemented a written information security program that complies with applicable Privacy Laws and (i) identifies internal and external risks to the security of Business Data and IT Assets; and (ii) implements, monitors and improves adequate and effective safeguards to control those risks.

(j)            Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries owns or has a valid right to use and access all IT Assets used in their operation of their respective businesses, and (ii) to the Knowledge of the Company, the IT Assets used by the Company and its Subsidiaries do not contain any errors, defects, viruses, backdoors, other malicious code, or other technological vulnerabilities that could adversely impact the operation of relevant IT Assets or cause a Security Incident. Except as set forth on Section 3.14(j) of the Company Disclosure Letter, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries (nor to Company’s Knowledge, have any third party acting on behalf of the Company or its Subsidiaries) have experienced any actual or alleged Security Incidents. Neither the Company nor its Subsidiaries have (nor have any third parties acting on the Company’s or its Subsidiaries’ behalf) notified, or been required to notify, any Person of any Security Incident.

(k)            The Company makes no additional representations and warranties with respect to any Intellectual Property matters except as expressly set forth in Section 3.13 and this Section 3.14.

Section 3.15.            Litigation. No Actions are pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries or any asset or property of the Company or any Company Subsidiary, at law or in equity, or before or by any Governmental Body, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any Company Subsidiary is subject to or in violation of any outstanding judgment, injunction, rule, order or decree of any court or Governmental Body, in each case, except as (x) would not have a Company Material Adverse Effect and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Contemplated Transactions by the Outside Date.

Section 3.16.            Insurance. As of the date of this Agreement, each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor any of its Subsidiaries is in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17.            Employee Benefit Plans.

(a)            Section 3.17(a) of the Company Disclosure Letter lists all material Company Plans.

(b)            With respect to each material Company Plan that is not filed as an exhibit to a Company SEC Document, the Company has made available to Parent and Purchaser true and correct copies of the following (as applicable) prior to the date of this Agreement: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents, (iv) a copy of all material, non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last three years and (v) the most recent Internal Revenue Service determination or opinion letter.

(c)            Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service. Except to the extent such noncompliance would not have a Company Material Adverse Effect, each Company Plan has been administered and maintained in accordance with the requirements of the applicable provisions of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law, and nothing has occurred that would reasonably be expected to adversely affect the qualification of any such Company Plan.

(d)            Except as would not have a Company Material Adverse Effect, with respect to each Company Plan, there are no Actions pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits.

(e)            Except as set forth on Section 3.17(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has at any time within the last six (6) years sponsored or contributed to, or had any material Liability in respect of, a plan that is or was during such period (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Except as would not be material to the Company, none of the Company Plans obligates the Company or any of its Subsidiaries to provide a current or former officer, director, employee or individual independent contractor (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law.

(f)            No Non-U.S. Plan that is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries is a defined benefit pension plan.

(g)            Except as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of another event (including a termination of employment or service), (i) result in any material payment becoming due to any current or former officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries under any Company Plan, (ii) materially increase or otherwise enhance any material benefits or compensation otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any material payments or benefits under any Company Plan, (iv) require the Company or any of its Subsidiaries to set aside any assets to fund any benefits under any Company Plan, or (v) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(h)            The Company has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.

Section 3.18.            Environmental Compliance and Conditions. Except for matters that would not have a Company Material Adverse Effect:

(a)            the Company and its Subsidiaries are, and since the Reference Date have been, in compliance with all applicable Environmental Laws;

(b)            the Company and each of the Company Subsidiaries have obtained all Permits required under Environmental Laws to operate their business at the Company Leased Real Property as presently conducted;

(c)            except for matters that are resolved, neither the Company nor any of its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws;

(d)            neither the Company nor any Company Subsidiary is a party to any order resolving any alleged violation of or liability under any Environmental Law under which it has any ongoing obligations; and

(e)            neither the Company nor any of its Subsidiaries, or, to the Company’s Knowledge, any third-party, has released any Hazardous Substance on, under, at, from or about the Company Leased Real Property or any other real property now or formerly occupied or used by the Company or any of its Subsidiaries in a manner that reasonably could be expected to give rise to Liability for the Company or any of its Subsidiaries under any Environmental Laws.

Section 3.19.            Employment and Labor Matters.

(a)            Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body. Neither the Company nor any of its Subsidiaries has experienced any picketing, strike, slowdown, work stoppage, lockout or material grievance, claim of unfair labor practices or other collective bargaining dispute since the Reference Date.

(b)            Except to the extent such noncompliance would not have a Company Material Adverse Effect, the Company and its Subsidiaries are, and between the Reference Date and the date of this Agreement have been, in compliance with all Laws relating to labor and employment, including all such Laws relating to wages (including minimum wage and overtime wages), discrimination, harassment, retaliation, workers’ compensation, safety and health, immigration, work authorization, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

(c)            The Company has not implemented a “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) between the Reference Date and the date of this Agreement.

(d)            As of the date hereof, the Company has not received written notice, or to the Knowledge of the Company, any other formal indication, that any employee of the Company or any of its Subsidiaries at Level 14 (Executive Director) or above intends to terminate his or her employment with the Company or any of its Subsidiaries at any time prior to the first anniversary of the Closing.

(e)            In the three (3) years prior to the date hereof, to the Knowledge of the Company, no officer of the Company has been the subject of any discrimination, sexual harassment, sexual misconduct or sexual assault allegations during his or her tenure at the Company, and during this same period the Company has not entered into any settlement agreement or confidentiality agreement with any officer of the Company arising out of allegations of discrimination, sexual harassment, sexual misconduct or sexual assault.

Section 3.20.            FDA and Regulatory Matters.

(a)            The Company and its Subsidiaries hold all material Permits under the FDA Laws necessary for the lawful operation of the businesses of the Company and its Subsidiaries as currently conducted (the “Company FDA Permits”), and as of the date of this Agreement, all such Company FDA Permits are valid and in full force and effect. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since the Reference Date, (i) the Company and each of its Subsidiaries are in compliance in with the terms of all Company FDA Permits, and (ii) there has not occurred any violation of or default under any Company FDA Permit. The Contemplated Transactions, in and of themselves, will not cause the revocation or cancellation of any Company FDA Permit pursuant to the terms of any such Company FDA Permit.

(b)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since the Reference Date, all Products that are subject to the jurisdiction of the FDA or other Governmental Body have been and are being researched, developed, manufactured, imported, exported, labeled, marketed, promoted, and distributed by the Company and its Subsidiaries in compliance with all applicable Company FDA Permits and FDA Laws.

(c)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since the Reference Date, neither the Company nor its Subsidiaries have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities.” Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective officers or employees has been convicted of a crime that has resulted in debarment under FDA Laws, including, 21 U.S.C. Section 335a, and to the Knowledge of the Company, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a debarment are pending or threatened against the Company or any of its Subsidiaries or any of their respective officers or employees.

(d)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since the Reference Date, (i) the manufacture of Products has been and is being conducted in compliance with Good Manufacturing Practices, and (ii) none of the Company nor any of its Subsidiaries has received any warning letter, untitled letter, or similar written notice from the FDA or other Governmental Body alleging or asserting noncompliance with any FDA Laws or Company Permits with respect to any Product. Since the Reference Date, no manufacturing site owned by the Company or its Subsidiaries is or has been subject to a shutdown or import or export prohibition imposed by FDA or other Governmental Body.

(e)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since the Reference Date, all studies, tests and preclinical and clinical trials being conducted by the Company or its Subsidiaries have been and are being conducted in compliance with applicable Good Laboratory Practices and Good Clinical Practices. Since the Reference Date, neither the Company nor its Subsidiaries have received any written notice from any institutional review board, the FDA or other Governmental Body requiring the termination or suspension of any ongoing or planned clinical trials conducted by the Company or its Subsidiaries.

(f)            Since the Reference Date, the Company and its Subsidiaries have not initiated, conducted or issued, any recall, withdraw, suspension, seizure, safety alert, “dear doctor” letter or investigator notice relating to an alleged lack of safety, efficacy or material regulatory compliance of any Product.

(g)            The Company and its Subsidiaries are, and at all times between the Reference Date and the date of this Agreement have been, in material compliance with all applicable Healthcare Laws, and there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, notice, demand or other official written communication pending, received by or, to the Knowledge of the Company, threatened in writing by a Governmental Body against the Company or any of its Subsidiaries related to such Healthcare Laws.

(h)            To the knowledge of the Company, no Person has filed against the Company or any of its Subsidiaries an action relating to any Healthcare Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(i)            Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body.

(j)            Neither the Company or any of its Subsidiaries nor any of their respective directors, officers or employees or, to the Knowledge of the Company, any of their agents or third-party representatives (i) has violated since the Reference Date or is in violation of any Laws applicable to the Company and its Subsidiaries concerning or relating to bribery, corruption, fraud, or improper payments, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, and any Laws enacted in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “Anti-Corruption Laws”), (ii) since the Reference Date has directly or indirectly made, offered, authorized, facilitated or promised any payment, contribution, gift, entertainment, bribe, rebate, payoff, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any Person for the purpose of securing an unlawful advantage already given, or for any other improper purpose, (iii) since the Reference Date has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (iv) is, or has been since the Reference Date, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit by any party, in connection with alleged or possible violations of any Laws that prohibit bribery, corruption, fraud, or other improper payments; or (v) since the Reference Date has received written notice or inquiry from, or made a voluntary or involuntary disclosure to, the United States Department of Justice, the SEC, the UK Serious Fraud Office, or any other Governmental Body, or conducted any internal investigation or audit, regarding alleged or possible violations of any Anti-Corruption Laws.

(k)            Except as would not have a Company Material Adverse Effect, between the Reference Date and the date of this Agreement, the Company and its Subsidiaries have complied with (i) all applicable Privacy Laws; (ii) all informed consent forms and authorizations; and (iii) all contractual requirements to which the Company and its subsidiaries are subject as it relates to the Processing of Personal Information. The Company and its Subsidiaries have in place all required, and have complied in all material respects with each of their respective, written and published policies and procedures concerning the privacy, security and Processing of Personal Information (the “Privacy Policies”), except as would not have a Company Material Adverse Effect. The Company has provided all requisite notices, obtained all required consents, and satisfied all other requirements of applicable Privacy Laws for their Processing of Personal Information that are necessary and in connection with the consummation of the transaction contemplated hereunder. Without limitation, the transaction to be consummated hereunder will comply with in all material respects with all applicable Privacy Laws.

(l)            As of the date of this Agreement, no claims, investigations, or alleged violations have been asserted or threatened against the Company or its Subsidiaries by any Person or Government Body alleging a material violation of Privacy Laws and/or Privacy Policies. Neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral complaint, claim, subpoena, demand or notice of investigation from any Governmental Body or other Person regarding the Company or any Company Subsidiary’s collection, use or disclosure of, or security practices or cybersecurity incidents regarding, Personal Information in the possession or under the control of the Company or any Company Subsidiary or being held by subcontractors on behalf of the Company or any Company Subsidiary, and, to the Knowledge of the Company, there are no facts or circumstances that, now or with the passage of time, would create a basis for any inquiry or claim.

(m)            Since the Reference Date, neither the Company nor any of its Subsidiaries, nor any officer, director, or managing employee (as defined in 42 U.S.C. § 1320a-7(b)) of the foregoing: (i) has been convicted of or, to the Knowledge of the Company, charged with any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (iii) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. §1320a-7a, (iv) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, (v) to the Knowledge of the Company, has received written notice that it, he or she is the target of any investigation relating to any Federal Health Care Program-related offense or (vi) to the Knowledge of the Company, has engaged in any activity that is in violation of, or is cause for civil penalties, debarment or mandatory or permissive exclusion under federal or state Laws.

(n)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has an operational healthcare compliance program that: (i) governs all employees and contractors, (ii) is consistent with the current guidance from the United States Department of Justice on Evaluation of Corporate Compliance Programs, and General Compliance Program Guidance issued by the U.S. Department of Health and Human Services Office of Inspector General, (iii) is consistent with the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, and (iv)  includes reasonably appropriate policies, procedures, and trainings, designed to promote compliance with applicable Healthcare Laws and industry codes and standards. The Company and its Subsidiaries further operate in material compliance with such healthcare compliance program.

(o)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries (i) has in place current agreements for its marketed product to participate in Federal Health Care Programs and (ii) is in compliance with all such agreements.

Section 3.21.            Brokerage. Other than Goldman Sachs & Co. LLC (“Goldman Sachs”) and Lazard Frères & Co. LLC (“Lazard”), no Person is entitled to any fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company or any of its affiliates. Correct and complete copies of all agreements between the Company and Goldman Sachs and Lazard pursuant to which Goldman Sachs or Lazard is entitled to any financial advisory fee or similar commission have been delivered to Parent and Purchaser.

Section 3.22.            Proxy Statement. The Proxy Statement on the date filed, mailed, distributed or disseminated, as applicable, to the Company’s shareholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Proxy Statement, including any amendments thereof and supplements thereto, will comply in all material respects with the requirements of applicable Laws, except that the Company makes no representation or warranty with respect to statements made in the Proxy Statement, including any amendments thereof and supplements thereto, based on information furnished by Parent or its Affiliates for inclusion therein.

Section 3.23.            No Rights Agreement. The Company is not a party to a shareholder rights plan.

Section 3.24.            Opinion. The Company Board has received the written opinion of each of Goldman Sachs and Lazard that, as of the date of this Agreement and based upon and subject to the assumptions made, matters considered and limits on the review undertaken set forth in each such opinion, as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Common Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of each such opinions will be made available to Parent and Purchaser for informational purposes only promptly following the date of this Agreement.

Section 3.25.            Interested Party Transactions. As of the date of this Agreement, to the Company’s Knowledge, no event has occurred since the date of the Company’s last proxy statement to its stockholders that would be required to be reported by the Company in accordance with Item 404 of Regulation S-K promulgated by the SEC that has not otherwise been disclosed in the Company SEC Documents.

Section 3.26.            Global Trade Control Laws.

(a)            Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company, nor any Company Subsidiary, nor, the Company’s Knowledge, any director or officer of any of the Company or any Company Subsidiary is (i) a Restricted Party or (ii) majority-owned or controlled by one or more Restricted Parties.

(b)            Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary are, and since the Reference Date have been, in compliance with all applicable Global Trade Control Laws.

(c)            Except as would not reasonably be expected to have a Company Material Adverse Effect, since the Reference Date, neither the Company nor any Company Subsidiary has been the subject of any material Actions by a Governmental Body related to Global Trade Control Laws, and no such actions are pending or, to the Company’s Knowledge, threatened in writing.

Section 3.27.            Disclaimer of Reliance. The Company acknowledges that neither Parent, Purchaser nor any of their respective Subsidiaries, nor any of their respective Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has the Company or any of their respective Affiliates or Representatives relied upon) any representation, or warranty, express or implied, with respect to Parent, Purchaser and their respective Subsidiaries or the Contemplated Transactions, other than those expressly set forth in this Agreement. Notwithstanding the foregoing provisions of this Section 3.27, nothing in this Section 3.27 shall limit the ability of the Company to bring a claim or cause of action against any Person in the case of fraud by such Person.

Section 3.28.            No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article III OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO SUCH PROJECTIONS.

Article IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 4.1.            Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of Parent and Purchaser has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Purchaser Material Adverse Effect. Parent owns, directly or indirectly, beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens other than restrictions pursuant to applicable securities Laws.

Section 4.2.            Authorization; Valid and Binding Agreement. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of Parent and Purchaser, is necessary to authorize this Agreement, other than the approval contemplated by Section 5.8. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.3.            No Breach. The execution and delivery of this Agreement by Parent and Purchaser, and the consummation by Parent and Purchaser of the Merger, do not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 4.4 have been obtained, and all filings and obligations described in Section 4.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject, or (c) violate, conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under or require the consent of or notice to any third party in accordance with any Contract to which Parent, Purchaser or any other Subsidiary of Parent is a party or by which any property or asset of the Company or any Company Subsidiary is bound, with such exceptions, in the case of clauses (b) and (c), as would not have a Purchaser Material Adverse Effect.

Section 4.4.            Consents. Except for (a) the applicable requirements of the HSR Act and any other applicable Antitrust Law of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any filings required by the New York Stock Exchange and (d) the filing of the Articles of Merger, Parent and Purchaser are not required to submit any notice, report or other filing with or obtain any consent, approval or authorization of any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Parent or Purchaser in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not have a Purchaser Material Adverse Effect.

Section 4.5.            Litigation. There are no proceedings pending or, to the Knowledge of Parent or Purchaser, overtly threatened against Parent or any of its Subsidiaries that seeks to enjoin the Merger or the other Contemplated Transactions, other than any such proceedings that would not have a Purchaser Material Adverse Effect.

Section 4.6.            Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion in the Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented, at the time it is first published, sent or given to the Company’s shareholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  For the avoidance of doubt, no representation or warranty is made by Parent and Purchaser with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein.

Section 4.7.            Brokerage. No Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser for which the Company or any of its Subsidiaries would be responsible prior to the Closing.

Section 4.8.            Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or in connection with the Contemplated Transactions or incident to its formation. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, owned by Parent.

Section 4.9.            Ownership of Common Shares. As of the date hereof, neither Parent nor any Subsidiary of Parent beneficially owns any Common Shares. Neither Parent nor Purchaser nor any of their Subsidiaries are an Affiliate of the Company within the meaning of that term under applicable federal securities Laws.

Section 4.10.            Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Merger. The vote or consent of the sole shareholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement or the Merger.

Section 4.11.            Funds. At the Effective Time, Parent will, or will cause Purchaser to, have available the cash necessary to, consummate the Contemplated Transactions, including payment in cash of the aggregate Merger Consideration at the Effective Time and payment of related fees and expenses that are payable at such time. Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 4.12.            Disclaimer of Reliance. Each of Parent and Purchaser (i) is a sophisticated Purchaser and has made its own inquiry and investigation into, and based thereon, has formed an independent judgment concerning, the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and (ii) in determination to proceed with the Contemplated Transaction has not relied on any statements or information other than the representations and warranties set forth in this Agreement. Each of Parent and Purchaser acknowledges that neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has Parent or Purchaser or any of their respective Affiliates or Representatives relied upon) any representation or warranty, express or implied, with respect to the Company and its Subsidiaries, the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries, or the Contemplated Transactions, other than those expressly set forth in this Agreement. Each of Parent and Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement, neither the Company nor its Subsidiaries nor any other Person (including any officer, director, member or partner of the Company or any of its Subsidiaries or any of their respective Affiliates) will have or be subject to any liability to Parent, Purchaser or any other Person, resulting from Parent’s or Purchaser’s use in connection with the Contemplated Transactions of any information, documents or material made available to Parent, Purchaser or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions. Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, the assets and the business of the Company and its Subsidiaries are being transferred on a “where is” and, as to condition, “as is” basis. Notwithstanding the foregoing provisions of this Section 4.12, nothing in this Section 4.12 shall limit the ability of Parent or Purchaser to bring a claim or cause of action against any Person in the case of fraud by such Person.

Section 4.13.            No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV OF THIS AGREEMENT, NEITHER PARENT NOR PURCHASER MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND EACH OF PARENT AND PURCHASER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

Article V
COVENANTS

Section 5.1.            Covenants of the Company

(a)            Except (i) as set forth in Section 5.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law or by an applicable Governmental Body, (iii) as expressly permitted or expressly contemplated by this Agreement, (iv) for any commercially reasonable action taken, or omitted to be taken, in response to COVID-19 or any other pandemic, epidemic or disease outbreak or (v) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company will, and will cause its Subsidiaries to, use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization, keep available the services of its current officers, employees and consultants and (C) to preserve its relationships with customers, suppliers, partners, licensors, licensees, distributors and others having business dealings with it. Any action, the subject matter of which is addressed in Section 5.1(b), will be deemed compliant with Section 5.1(a) if compliant with Section 5.1(b).

(b)            Without limiting the generality of Section 5.1(a), during the Pre-Closing Period, except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as required by applicable Law or by an applicable Governmental Body, (iii) as expressly permitted or expressly contemplated by this Agreement or (iv) for any commercially reasonable action taken, or omitted to be taken, in response to COVID-19 or any other pandemic, epidemic or disease outbreak, the Company will not and will cause its Subsidiaries not to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i)            (A) declare, set aside, authorize or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any shares of its capital stock or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Security except, in each case, (1) for the declaration and payment of dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company solely to its parent, (2) for the purpose of fulfilling its obligations under existing contractual obligations, (3) as a result of net Common Share settlement of any Company Equity Award or to satisfy the exercise price or withholding Tax obligations in respect of any Company Equity Award or (4) any forfeitures or repurchases of Company Equity Awards;

(ii)            issue, sell, pledge, dispose of or otherwise encumber or grant, or authorize the issuance, sale, pledge, disposition or other encumbrance or grant of, directly or indirectly, (A) any shares of capital stock or other ownership interest in the Company or any of its Subsidiaries, (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities except, in each case: (1) for issuances in respect of (x) Company Equity Awards outstanding on the date of this Agreement or issued in accordance with the terms of this Agreement or (y) the operation of the Company ESPP in accordance with the terms thereof and of this Agreement, or (2) for transactions solely between or among the Company and its wholly owned Subsidiaries other than, in the case of this clause (2), the formation of Subsidiaries;

(iii)            except as required by the terms of a Company Plan as in effect as of the date of this Agreement, (A) increase the wages, salary or other compensation or benefits, including retention, severance or termination benefits, with respect to any of the Company’s or any of its Subsidiaries’ directors, officers, employees or individual independent contractors, other than increases in annual base salary in the ordinary course of business consistent with past practice and the limitations set forth in Section 5.1(b)(iii) of the Company Disclosure Letter; (B) establish, adopt, enter into, amend in any material respect or terminate any Company Plan (other than the provision of de minimis and non-recurring fringe benefits) (or any benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Company Plan (other than the provision of de minimis and non-recurring fringe benefits) if in effect on the date hereof); or (C) take any action to accelerate any rights or benefits under any Company Plan, including any action to accelerate the vesting or funding or payment of any compensation or benefit to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries;

(iv)            adopt, enter into or amend any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to the Company or its Subsidiaries;

(v)            (A) hire any employees except (1) employees below Level 14 (Executive Director) consistent with past practice and the limitations set forth in Section 5.1(b)(v) of the Company Disclosure Letter, and (2) to fill open positions as of the date of this Agreement or replace individuals who depart following the date of this Agreement, in each case only for positions below Level 14 (Executive Director) and with compensation terms consistent with those of the employee that previously held such position; or (B) promote, change the employee level, grade or title of or otherwise materially alter the role of any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries who is at Level 14 (Executive Director) or above (or would be after such promotion) (even if any such action does not affect the individual’s compensation or benefits);

(vi)            amend, modify, rescind, change or otherwise restate any Company Organizational Document or the comparable charter, bylaws or organization documents of any of the Company’s Subsidiaries, adopt a shareholders’ rights plan or enter into any agreement with respect to the voting of its capital stock;

(vii)            effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(viii)            merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation, winding-up, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(ix)            make any capital expenditures that are individually or in the aggregate in excess of $3,000,000 above amounts indicated on Section 5.1(b)(ix) of the Company Disclosure Letter;

(x)            acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business or in individual transactions involving less than $1,000,000 in assets and $2,000,000 in the aggregate across all transactions;

(xi)            other than intercompany arrangements, incur any Indebtedness in excess of $2,000,000;

(xii)            sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (A) any tangible assets with a fair market value in excess of $500,000 in the aggregate or (B) any Owned Intellectual Property or Exclusive Intellectual Property, except, in the case of clause (B), with respect to non-exclusive licenses granted in the ordinary course of business on terms substantially consistent with the Company’s or its Subsidiaries’ standard contracts, and abandonment performed in the ordinary course of prosecution of such Intellectual Property in the exercise of the business judgement of Company’s management and legal counsel;

(xiii)            agree to or otherwise commence (other than any Action against Parent or any of its Subsidiaries relating to the Contemplated Transaction), pay, discharge, settle, release, assign, resolve, compromise or satisfy any threatened or pending Action or insurance claim, other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by the Company or any Company Subsidiary of an amount not greater than $1,000,000 individually or $5,000,000 in the aggregate;

(xiv)            change its fiscal year, revalue any of its material assets or make any material change to any of its material financial, actuarial, reserving or Tax accounting methods, policies, procedures or practices in any respect, except as required by GAAP or Regulation S-X of the Exchange Act;

(xv)            (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, (B) file any material Tax Return other than in a manner consistent with past practice or file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement that does not relate primarily to Taxes) relating to or affecting any material Tax liability of the Company or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of its Subsidiaries or (E) settle or compromise any material Tax liability or surrender a right to a material Tax refund with respect to the Company or any of its Subsidiaries, except, in each case of clauses (A) through (E), as required by applicable Law or in the ordinary course of business;

(xvi)            amend, extend, renew, terminate or enter into, or agree to any amendment or modification of, or waive, release or assign any material rights or claims under, or exercise any material options or rights of first offer or refusal under or terminate, any Company Material Contract or any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement;

(xvii)            abandon, withdraw, terminate, suspend, abrogate, amend or modify in any respect any material Company Permits;

(xviii)            enter into any transactions or Contracts with any Affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(xix)            fail to use commercially reasonable efforts to maintain the Company’s insurance policies or comparable replacement policies with respect to the material assets, operations and activities of the Company and the Company Subsidiaries;

(xx)            forgive any material loans or advances to any officers, employees, directors or other individual service providers of the Company or any Company Subsidiary, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons in accordance with a Company Plan or otherwise, except in the ordinary course of business in connection with relocation activities to any employees of the Company or any Company Subsidiary;

(xxi)            enter into, renew (other than automatic renewals without any action on behalf of the Company), amend or terminate any Company Lease;

(xxii)            initiate (or commit to initiate) any new clinical trials, including initiation of a new institutional review board process;

(xxiii)            adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring or other reorganization of the Company;

(xxiv)            enter into a research or collaboration arrangement, that contemplates payments by or to the Company in excess of $2,000,000 in any twelve (12) month period; or

(xxv)            authorize, agree or commit, or announce an intention, to take any of the actions described in clauses (i) through (xxiv) of this Section 5.1(b).

Section 5.2.            Access to Information; Confidentiality.

(a)            Except as prohibited by applicable Law, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company will, use commercially reasonable efforts upon reasonable advance notice, and subject to applicable governmental restrictions and recommendations, to (i) give Parent and Purchaser and their respective Representatives, at Parent’s expense, reasonable access during normal business hours (under the supervision of appropriate Company personnel and in a manner that does not unreasonably interfere with normal business operations of the Company) to relevant employees and facilities and to relevant books, contracts and records of the Company and its Subsidiaries, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (iii) cause its and its Subsidiaries’ officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties, and personnel of the Company as Parent or Purchaser may from time to time reasonably request; provided, however¸ that any such access will be afforded and any such information will be furnished at Parent’s expense; provided, further, that the purpose of any such access in the case of clause (i), or any such request, in the case of clauses (ii) and (iii), will be limited to the planning of any restructuring and the integration of the Company, its Subsidiaries and their respective businesses, on the one hand, with Parent, Parent’s Subsidiaries and their respective businesses, on the other hand.

(b)            Information obtained by Parent or Purchaser pursuant to Section 5.2(a) will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement, with such Confidentiality Agreement hereby amended to limit the permitted use of any information supplied pursuant to Section 5.2(a) to the purpose specified herein.

(c)            Nothing in Section 5.2(a) requires the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company (i) would violate any of its or its Affiliates’ respective obligations with respect to confidentiality to a third party entered into prior to the date hereof, (ii) would result in a violation of applicable Law, (iii) would result in loss of legal protection, including the attorney-client privilege and work product doctrine or (iv) relates to consideration of the Contemplated Transactions, any Acquisition Proposal or any Intervening Event; provided, in the case of clauses (i) through (iii), that the Company shall use its commercially reasonable efforts to make alternative arrangements to afford such access or furnish such information without breaching such confidentiality obligation, losing such legal protection or violating applicable Law, as applicable.

Section 5.3.            Acquisition Proposals.

(a)            The Company will not, will cause its Subsidiaries not to, and will instruct its Representatives not to, directly or indirectly: (i) initiate, solicit, or knowingly encourage or knowingly facilitate the submission of any Acquisition Proposal, (ii) engage in discussions or negotiations with respect to any Acquisition Proposal or (iii) provide any non-public information to any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal. The Company will, and will cause its Subsidiaries to, and will instruct its Representatives to, immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any Acquisition Proposal and terminate access to any physical or electronic data rooms relating to any Acquisition Proposal, and, to the extent the Company has the right to do so, will request the return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiaries to any such Person.

(b)            Notwithstanding Section 5.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the approval of this Agreement by the Company Requisite Vote, (i) the Company has received a bona fide written Acquisition Proposal that did not result from a material breach of this Section 5.3 and (ii) the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, that, (1) the Company will not, and will instruct its Representatives not to, disclose any non-public information to such Person unless the Company (x) has entered into a confidentiality agreement with such Person existing as of the date of this Agreement or (y) first enters into a confidentiality agreement with such Person, in each case of clauses (x) and (y), with terms governing confidentiality that, taken as a whole, are not materially less restrictive to the other Person than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to an Acquisition Proposal, and (2) the Company will, as promptly as reasonably practicable, and in any event within one (1) Business Day, provide or make available to Parent any non-public information concerning the Company or its Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent and Purchaser.

(c)            The Company will promptly (and in any event within one (1) Business Day) notify Parent of the receipt by the Company of any Acquisition Proposal or written indication by any Person that it is considering making an Acquisition Proposal. The Company will provide Parent promptly (and in any event within one (1) Business Day) the identity of the Person making any such Acquisition Proposal or written indication and a correct and complete copy of such Acquisition Proposal or written indication (or, where such Acquisition Proposal is not in writing, a description of the material terms and conditions of such Acquisition Proposal, including any modifications thereto). The Company shall keep Parent reasonably informed of the status (and in any event no later than one (1) Business Day after the occurrence of any material changes, developments, discussions or negotiations) of any such Acquisition Proposal or written indication (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation.  The Company will not, and will cause each Company Subsidiary not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent.

(d)            The Company Board and each committee thereof will not, subject to the terms and conditions of this Agreement, (i) cause or permit the Company to enter into any acquisition agreement, merger agreement, or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 5.3(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e)            Notwithstanding Section 5.3(d) or any other provision of this Agreement, prior to the approval of this Agreement by the Company Requisite Vote:

(i)            the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal and the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with outside counsel and its financial advisor, that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has committed to make during the Notice Period;

(ii)            the Company Board may make a Change of Board Recommendation if (A) the Company receives an Acquisition Proposal and the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after taking into consideration any changes to this Agreement that Parent has committed to make during the Notice Period;

(iii)            other than in connection with an Acquisition Proposal, the Company Board may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with outside counsel and its financial advisor and after considering the terms of any proposed amendment or modification to this Agreement that Parent has committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iv)            during any Notice Period, if requested by Parent, the Company will negotiate in good faith with Parent regarding potential changes to this Agreement.

The provisions of this Section 5.3(e) apply to any amendment to the financial terms of any applicable Superior Proposal with respect to Section 5.3(e)(i) and Section 5.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to Section 5.3(e)(i) or Section 5.3(e)(ii), as the case may be.

(f)            Nothing contained in this Agreement prohibits (i) the Company Board from taking and disclosing to the holders of Common Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act or if the Company Board determined in good faith, after consultation with outside counsel, that failure to make such statement would be inconsistent with its fiduciary duties under applicable Law provided that this clause (f) shall not be construed to exclude such communications from the definition of “Change of Board Recommendation.”

Section 5.4.            Employment and Employee Benefits Matters.

(a)            Parent will, and will cause the Surviving Corporation and each of its other Subsidiaries to, for the one-year period following the Effective Time, maintain for each employee of the Company or any of its Subsidiaries at the Effective Time who remains so employed immediately following the Effective Time (each, a “Current Employee”) (i) each of base salary or wages (as applicable) and a target annual cash incentive compensation opportunity at least as favorable as that provided to the Current Employee as of immediately prior to the Effective Time, (ii) employee benefits (other than severance) that are at least as favorable in the aggregate as the employee benefits (other than severance) maintained for and provided to the Current Employees as of immediately prior to the Effective Time, and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company or a Company Subsidiary to the Current Employee as of immediately prior to the Effective Time under the plans listed in Section 5.4(a) of the Company Disclosure Letter. Each of the Company, Parent and Purchaser acknowledges that the occurrence of the Effective Time will constitute a change in control (or other similar term) of the Company under the terms of the Company Plans containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(b)            At any time prior to the Effective Time, the Company may pay to each designated employee a bonus in such amount as is determined by the Company Board (or a committee of the Company Board) within the parameters disclosed in Section 5.4(b) of the Company Disclosure Letter.

(c)            Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its Subsidiaries prior to the Effective Time to be taken into account for purposes of eligibility to participate, level of benefits and vesting, and accrual of vacation and paid-time-off under all employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries, to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided, that, the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (ii) for any purpose under a defined benefit pension plan, post-retirement health or welfare plan, or any benefit plan that is frozen to new participants. Without limiting the generality of the foregoing, Parent will not, and will cause the Surviving Corporation to not, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent will use commercially reasonable efforts to give, or cause to be given, the Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

(d)            If requested by Parent at least five (5) Business Days prior to the Closing Date, the Company shall adopt written resolutions of the appropriate governing body in a form reasonably satisfactory to Parent (copies of which shall be provided to Parent prior to the Closing and shall be subject to Parent’s reasonable review and comment), to terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”), and to fully vest the account balances of participants under such Company 401(k) Plan, in each case effective no later than the Business Day preceding the Closing Date, subject to the occurrence of the Effective Time. Parent shall use commercially reasonable efforts to permit each Current Employee to immediately be eligible to participate in a defined contribution plan intended to be tax-qualified that is sponsored by the Parent (a “Parent 401(k) Plan”) and to elect to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or loan notes in an amount equal to the entire eligible rollover distribution distributable to such Current Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(e)            Without limiting the generality of Section 8.6, no provision of this Agreement (i) prohibits Parent or the Surviving Corporation from amending or terminating any individual Company Plan or any other employee benefit plan in accordance with its terms, (ii) requires Parent or the Surviving Corporation to keep any Person employed for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or other employee benefit plan or (iv) confers upon any Current Employee or any other Person any third-party beneficiary or similar rights or remedies.

Section 5.5.            Directors’ and Officers’ Indemnification and Insurance.

(a)            Parent and Purchaser will cause the Surviving Corporation’s articles of organization and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Company Organizational Documents, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law.

(b)            Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, administrators, or Affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, Affiliate, fiduciary, or agent of the Company or its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, Parent will cause the Surviving Corporation to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any Person to whom expenses are advanced will have provided, to the extent required by the MBCA, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c)            Notwithstanding anything to the contrary in this Agreement, the Company may (or, if requested by Parent, shall) purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the annual premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for their full term, and cause all obligations of the Surviving Corporation thereunder to be honored by the Surviving Corporation.

(d)            Without limiting any of the rights or obligations under this Section 5.5, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and will comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such Agreements.

(e)            This Section 5.5 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 5.5. The indemnification and advancement provided for in this Section 5.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent will make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 5.5.

Section 5.6.            Further Action; Efforts.

(a)            Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Merger and the other Contemplated Transactions as promptly as possible and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign Antitrust Laws with respect to the Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, the filing of a Notification and Report Form pursuant to the HSR Act must be made within ten (10) Business Days after the date of this Agreement) and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. The parties also will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all meetings with any Governmental Body relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (D) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (F) to provide each other with copies of all substantive written communications to or from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate. Parent agrees that, between the date of this Agreement and the Closing, neither Parent nor any of its Subsidiaries shall enter into any Contract with respect to a transaction described in Section 5.6(a) of the Company Disclosure Letter, if such transaction would reasonably be expected to prevent the consummation of the Merger by the Outside Date. Notwithstanding the foregoing, Parent shall control and lead all communications, negotiations, timing decisions and strategy on behalf of the parties hereto relating to any approval under the HSR Act or any other Antitrust Laws and any litigation matters pertaining to the HSR Act or any other Antitrust Laws applicable to the Merger, and the Company shall take all reasonable actions to support Parent in connection therewith; provided that Parent shall consult in advance with, and consider in good faith the views of, the Company in respect of obtaining or concluding any such approvals or litigation matters; provided, further, that neither Parent nor the Company shall enter into any timing agreement with a Governmental Body regarding the timing of the Closing without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(b)            Each of Parent and the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take any and all actions necessary to obtain any consents, clearances, or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as possible and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties agree that Parent, Purchaser or any other Subsidiary of Parent shall not be required to: (i) agree to conditions imposed by any Governmental Body or propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent, (ii) accept any operational restrictions, or otherwise propose, negotiate, take or commit to take actions that limit any of Parent’s, the Company’s, the Surviving Corporation’s or any other Subsidiary of Parent’s or the Company’s freedom of action with respect to, or ability to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company, (iii) undertake or enter into agreements with any Governmental Body or agree to the entry of an order by any Governmental Body, (iv) commit to terminate, amend or replace any existing relationships and contractual rights and obligations of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company, (v) terminate any relevant venture or other arrangement of Parent, the Company, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation, or (vi) effectuate any other change or restructuring of Parent, the Company, the Surviving Corporation or any Subsidiary of Parent or the Company.  The Company shall not, and shall cause the Company Subsidiaries not to, take any of the foregoing actions in clauses (i) through (vi) with respect to the Company or any Company Subsidiary unless consented to in writing by Parent, provided that the Company shall, and shall cause each Company Subsidiary to, undertake such actions if requested by Parent if the effectiveness of such action is conditioned upon the occurrence of the Closing. Each party will bear its own costs of preparing its own pre-merger notifications and similar filings and notices in other jurisdictions and related expenses incurred to make or obtain any approval, clearance or notice under any applicable Antitrust Law (including under the HSR Act) or other applicable Law, provided that Parent will be responsible for payment of the applicable filing fees for the filings required under the HSR Act and such other Antitrust Laws.

(c)            Without limiting the obligations in clauses (a) and (b) of this Section 5.6, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Merger, each of Parent, Purchaser and the Company will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, decision, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger.

(d)            If, prior to the Effective Time (i) the U.K. Competition and Markets Authority (the “CMA”) indicates in writing to Parent that it has decided to formally investigate the Merger and, accordingly, requests Parent to submit a merger notice in the form prescribed under the Enterprise Act 2002, (ii) the European Commission (the “EC”) indicates in writing to Parent that a member state of the European Union or the EC is making, or has made, a referral of the Merger to the EC under Article 22 of the EU Merger Regulation or (iii) a merger control review is initiated or commenced by a Governmental Body listed on Section 5.6(d) of the Company Disclosure Letter, then, Parent shall provide to the Company a copy of such written indication or filing, form or other submission as promptly as practicable after its receipt or submission thereof, as applicable, and if such indication or filing, form or other submission shall have been so provided, approval of the Merger by the CMA under the Enterprise Act of 2002 or the EC under Article 22 of the EU Merger Regulation or such other Governmental Authority under the applicable Law in its jurisdiction, as the case may be, shall thereupon be deemed to be added to Section 6.1(a) of the Company Disclosure Letter.

(e)            Prior to the Effective Time, each party will use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided, that, in no event will the Company or its Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration (other than any such fee, penalty or other consideration that Parent advances to the Company) or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

Section 5.7.            Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint press release mutually agreed upon by Parent and the Company. Thereafter, the Company will not, and will cause each of its Subsidiaries to not, and Parent will not, and will cause each of its Subsidiaries to not, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release or announcement required by applicable Law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement will use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party. In addition to the exception set forth in the foregoing sentence, each of the Company and Parent (and their respective Subsidiaries) may make any public statements, disclosures or communications so long as the disclosures regarding this Agreement and the transactions contemplated hereby in such statements, disclosures or communications are consistent with previous public statements, disclosures or communications made accordance with this Section 5.7 and would not otherwise require the other party to make additional public disclosure. The restrictions of this Section 5.7 do not apply to a public announcement or press release issued in connection with a Change of Board Recommendation made in compliance with Section 5.3 and Parent shall not be required by this Section 5.7 to consult with or obtain prior consent of the Company with respect to any public announcement or press release responsive to any public announcement or press release issued by the Company pursuant to this sentence.

Section 5.8.            Approval by Parent. Parent shall, promptly following execution of this Agreement, cause the sole shareholder of Purchaser to approve this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.

Section 5.9.            No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.10.            Operations of Purchaser. Prior to the Effective Time, Purchaser will not engage in any other business activities and will not incur any liabilities or obligations other than as contemplated herein or otherwise in connection with the Contemplated Transactions. Parent shall take all actions necessary to cause Purchaser to perform its obligations in accordance with this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.11.            Ownership of Company Securities. Prior to the Effective Time, Parent will not, and will cause each of its Subsidiaries to not, own (directly or indirectly, beneficially or of record) any Company Securities, and none of Parent, Purchaser, or their respective Affiliates will hold any rights to acquire any Company Securities except pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 5.11 will not apply to any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket, or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Purchaser, or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Purchaser, or their respective Subsidiaries to file or amend a Schedule 13D pursuant to the Exchange Act.

Section 5.12.            Shareholder Litigation. The Company will notify Parent of actions, suits, or claims instituted against the Company or any of its directors or officers relating to this Agreement or the Contemplated Transactions (“Shareholder Litigation”). Parent will have the right to participate in the defense of any such Shareholder Litigation, the Company will consult with Parent regarding the defense of any such Shareholder Litigation and will consider Parent’s views with respect to such Shareholder Litigation, and the Company will not settle or compromise any Shareholder Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned.

Section 5.13.            Proxy Statement. The Company will, as soon as practicable following the date of this Agreement and in any event within fifteen (15) Business Days, prepare and file with the SEC the Proxy Statement in preliminary form, and the Company will use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto.  The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement.  If at any time prior to the approval of this Agreement by the Company Requisite Vote there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, including correcting any information that has become false or misleading in any material respect, the Company will promptly prepare and mail to its stockholders such an amendment or supplement.  Parent and its counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions, or changes thereto suggested by Parent and its counsel.  The Company shall (i) commence mailing the Proxy Statement to the Company’s shareholders as promptly as practicable after filing with the SEC, and, in any event, either (a) the first business day after the date that is ten (10) calendar days after filing the Proxy Statement in preliminary form if, prior to such date, the SEC does not provide comments or indicates that it does not plan to provide comments or (b) within three (3) Business Days of being informed by the SEC staff that it has no further comments on the document, and (ii) take all necessary action, including establishing a record date and completing a broker search pursuant to Section 14a-13 of the Exchange Act, to permit the foregoing.  Subject to the terms and conditions of this Agreement, including Section 5.3, the Proxy Statement will include the Company Board Recommendation.

Section 5.14.            Special Meeting. The Company will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Special Meeting”) for the purpose of seeking the approval of this Agreement by the Company Requisite Vote and, subject to Section 5.3, will use its reasonable best efforts to solicit approval of this Agreement.  The Company will schedule the Special Meeting to be held within thirty (30) days of the initial mailing of the Proxy Statement; provided that the Company may, without the prior consent of Parent, and shall if requested by Parent, adjourn or postpone the Special Meeting if the Company or Parent, as applicable, believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (x) solicit additional proxies necessary to achieve quorum or obtain approval of this Agreement by the Company Requisite Vote at the Special Meeting (including any adjournment or postponement thereof), or (y) distribute any supplement or amendment to the Proxy Statement that the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplement or amendment to be reviewed by the Company’s shareholders prior to the Special Meeting (including any adjournment or postponement thereof), provided, however, that the Special Meeting shall not be postponed or adjourned for more than ten (10) Business Days in each instance or thirty (30) Business Days in the aggregate from the originally scheduled date of the Special Meeting without the prior written consent of Parent (if such postponement or adjournment is made by the Company) or by mutual agreement of the Company and Parent (if such postponement or adjournment is requested by Parent).

Section 5.15.            Director Resignations. Prior to the Effective Time, the Company will use its reasonable best efforts to cause each director of the Company to execute and deliver a letter effectuating such director’s resignation, effective as of the Effective Time, as a director of the Company.

Section 5.16.            Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated hereby, the parties hereto will use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

Section 5.17.            Treatment of Company Indebtedness. The Company shall deliver to Parent, at least two Business Days prior to the Closing, the Payoff Documentation in final, fully executed form, and shall deliver agreed-form drafts of such Payoff Documentation to Parent at least five Business Days prior to the Closing.

Article VI
CONDITIONS OF MERGER

Section 6.1.            Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)            Any applicable waiting period (or extension thereof) under the HSR Act, and any commitment by the parties (if any) not to consummate the Merger before a certain date under a timing agreement with a Governmental Body, shall have expired or been terminated, and any approvals or clearances applicable to the Merger in accordance with the foreign Antitrust Laws listed on Section 6.1(a) of the Company Disclosure Letter shall have been obtained or given.

(b)            No order, injunction or decree issued by any Governmental Body of competent jurisdiction preventing the consummation of the Merger is in effect. No statute, rule, regulation, order, injunction, or decree has been enacted, entered, promulgated, or enforced (and continue to be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger.

(c)            This Agreement has been approved by the Company Requisite Vote.

Section 6.2.            Additional Conditions to the Obligations of Parent and Purchaser. The respective obligations of each of Parent and Purchaser to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following additional conditions:

(a)            (i) Each of the representations and warranties set forth in Section 3.3(a), (b) and (e) (Capital Stock) and the first sentence of Section 3.9 (Absence of Certain Developments) shall be true and correct in all respects, except, in the case of Section 3.3(a), (b) and (e) (Capital Stock), for de minimis inaccuracies, as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct, except for de minimis inaccuracies, as of such earlier date), (ii) each of the representations and warranties set forth in Section 3.1 (Organization and Corporate Power) (other than the last sentence of Section 3.1), Section 3.2 (Authorization; Valid and Binding Agreement), and Section 3.21 (Brokerage) shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The Company shall have performed and complied with, in all material respects, its obligations and covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c)            Since the date of the Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing.

(d)            The Company shall have delivered to Parent a certificate dated as of the Closing Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied as of the Closing Date.

Section 6.3.            Additional Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following additional conditions:

(a)            (i) Each of the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), and Section 4.7 (Brokerage) shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) and (ii) each of the other representations and warranties of Parent and Purchaser contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect”) has not had, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Each of Parent and Purchaser shall have performed and complied with, in all material respects, its obligations and covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c)            Parent shall have delivered to the Company a certificate dated as of the Closing Date signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied as of the Closing Date.

Article VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1.            Termination by Mutual Agreement. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by mutual written consent of Parent and the Company.

Section 7.2.            Termination by Either Parent or the Company. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by Parent or the Company if:

(a)            any court of competent jurisdiction or other Governmental Body of competent jurisdiction has issued a final order, decree, or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the terms of this Section 7.2(a) are not available to any party whose material breach of this Agreement was the proximate cause of such order, decree, ruling or action;

(b)            the Effective Time has not occurred on or prior to August 30, 2024 (the “Outside Date”); provided that the Outside Date shall be automatically extended to May 30, 2025 if (A) on the third (3rd) Business Day prior to the date that would otherwise be the Outside Date but for this proviso, the conditions set forth in Section 6.1(a) or Section 6.1(b) (if the statute, rule, regulation, order, injunction, or decree that has caused Section 6.1(b) to not be satisfied relates to Antitrust Laws) have not been satisfied or waived on or prior to such date, and (B) all other conditions set forth in Article VI have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date), provided, further, that the right to terminate this Agreement in accordance with this Section 7.2(b) will not be available to any party hereto whose material breach of this Agreement has proximately caused the failure of the Effective Time to occur by such date; or

(c)            if the Company Requisite Vote is not obtained upon a vote taken thereon at the Special Meeting duly convened therefor or at any adjournment or postponement thereof.

Section 7.3.            Termination by the Company. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by the Company if:

(a)            there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, such that a condition set forth in Section 6.3(a) or Section 6.3(b) would not be then satisfied, measured as of the time the Company asserts a right of termination under this Section 7.3(a), and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Parent or Purchaser of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; provided that the Company will not be entitled to terminate this Agreement pursuant to this Section 7.3(a) at any time as of which the Company is in breach of any representation, warranty, covenant or agreement such that a condition set forth in Section 6.2(a) or Section 6.2(b) would not be then satisfied, measured as of such time; or

(b)            in order to enter into an Alternative Acquisition Agreement in respect of a Superior Proposal in accordance with Section 5.3, provided that the Company has paid or substantially concurrently pays the Company Termination Fee due pursuant to Section 7.5(b).

Section 7.4.            Termination by Parent. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by Parent if:

(a)            there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, such that a condition set forth in Section 6.2(a) or Section 6.2(b) would not be then satisfied, measured as of the time Parent asserts a right of termination under this Section 7.4(a), and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; provided that Parent will not be entitled to terminate this Agreement pursuant to this Section 7.4(a) at any time as of which Parent or Purchaser is in breach of any representation, warranty, covenant or agreement such that a condition set forth in Section 6.3(a) or Section 6.3(b) would not be then satisfied, measured as of such time; or

(b)            if at any time prior to the receipt of the Company Requisite Vote, the Company Board or any committee thereof effects a Change of Board Recommendation.

Section 7.5.            Effect of Termination.

(a)            Any termination of this Agreement in accordance with this Article VII will be effective immediately upon the delivery of a written notice of the terminating party to the non-terminating party and, if then due, payment of the Company Termination Fee or Reverse Termination Fee, as applicable. In the event of termination of this Agreement pursuant to this Article VII, this Agreement (other than Section 5.2(b), Article VII and Article VIII, each of which will survive any termination of this Agreement) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the Reverse Termination Fee is paid pursuant to Section 7.5(c), no such termination will relieve any Person of any liability for damages resulting from material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”).

(b)            In the event that:

(i)            this Agreement is terminated by the Company pursuant to Section 7.3(b);

(ii)            this Agreement is terminated by Parent pursuant to Section 7.4(b); or

(iii)            (A) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(b) or Section 7.2(c) or by Parent pursuant to Section 7.4(a) as a result of a breach by the Company of any of its covenants in this Agreement, (B) any Person has publicly disclosed or otherwise made known to the Company Board an Acquisition Proposal after the date of this Agreement and prior to such termination (or prior to the Special Meeting, in the case of a termination pursuant to Section 7.2(c)) and has not irrevocably withdrawn such Acquisition Proposal prior to such termination (or prior to the Special Meeting, in the case of a termination pursuant to Section 7.2(c)) and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (provided, that, for purposes of clause (C) of this Section 7.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted for “50%”);

then, in any such case, the Company will pay Parent a termination fee of $353,500,000 (the “Company Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 7.5(b) will be paid prior to or substantially concurrently with such termination, (2) pursuant to clause (ii) of this Section 7.5(b) will be paid no later than two (2) Business Days after such termination and (3) pursuant to clause (iii) of this Section 7.5(b) will be payable to Parent upon the earlier of the consummation of the Acquisition Proposal or the execution of an Alternative Acquisition Agreement with respect to the Acquisition Proposal. The Company will not be required to pay the Company Termination Fee pursuant to this Section 7.5(b) more than once. In the event that the Company Termination Fee becomes payable pursuant to this Section 7.5(b) and is paid in accordance with this Section 7.5(b), Parent’s receipt of the Company Termination Fee is the sole and exclusive remedy of Parent and Purchaser in respect of this Agreement;  provided, that Parent may seek specific performance in accordance with Section 8.13, but in no event shall Parent or Purchaser be entitled to both specific performance that results in the Closing and the payment of the Company Termination Fee.

(c)            In the event that (i) Parent or the Company terminates this Agreement pursuant to (x) Section 7.2(a) and such order, decree, ruling or other action that gives rise to such termination right is in respect of, pursuant to or arises under any Antitrust Law or (y) Section 7.2(b), (ii)  at the time of such termination, (A) the condition set forth in Section 6.1(c) has been satisfied, (B) any of the conditions set forth in Section 6.1(a) or Section 6.1(b) has not been satisfied (and, in the case of Section 6.1(b), the statute, rule, regulation, order, injunction, or decree that has caused Section 6.1(b) to not be satisfied is in respect of, pursuant to or arises under any Antitrust Law), (C) all of the conditions set forth in Section 6.2 are satisfied (or, in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on such date), and (D) a breach by the Company of its obligations in Section 5.6 has not contributed materially and substantially to the applicable order, decree, ruling or other action that gives rise to the termination right pursuant to Section 7.2(a) or the failure of any of the conditions set forth in Section 6.1(a) or Section 6.1(b) to be satisfied, then Parent will pay or cause to be paid to the Company a termination fee of $656,500,000 (the “Reverse Termination Fee”) no later than two (2) Business Days after such termination by wire transfer of immediately available funds to the account or accounts designated by the Company. Parent will not be required to pay the Reverse Termination Fee pursuant to this Section 7.5(c) more than once. In the event that the Reverse Termination Fee becomes payable pursuant to this Section 7.5(c) and is paid in accordance with this Section 7.5(c), the Company’s right to receive the Reverse Termination Fee is the sole and exclusive remedy of the Company in respect of this Agreement; provided, that Company may seek specific performance in accordance with Section 8.13, but in no event shall the Company be entitled to both specific performance that results in the Closing and the payment of the Reverse Termination Fee .

(d)            Each of the Company and Parent acknowledges that the agreements contained in Section 7.5(b) and Section 7.5(c) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent, Purchaser and the Company would not have entered into this Agreement. Accordingly, if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to Section 7.5(b) or Section 7.5(c), as applicable, and, in order to obtain such payment, Parent or Purchaser or the Company, as applicable, commences a suit that results in a judgment against the Company for the amount set forth in Section 7.5(b) or against Parent for the amount set forth in Section 7.5(c), the Company will pay to Parent, or Parent will pay to the Company, as applicable, interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 7.6.            Expenses. Except as otherwise specifically provided herein, each party will bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 7.7.            Amendment and Waiver. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after approval of this Agreement by the holders of Common Shares; provided, however, that, after approval of this Agreement by the Requisite Company Vote, no amendment may be made that (i) is prohibited by Section 11.02(e) of the MBCA or (ii) by Law or any applicable rule or regulation of any stock exchange requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

Article VIII
GENERAL PROVISIONS

Section 8.1.            Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article VIII. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 8.2.            Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when sent, if sent by email, (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i)            if to Parent, Intermediate Sub or Purchaser:

AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064

Attention:            Executive Vice President, General Counsel

      and Secretary

Email:                    perry.siatis@abbvie.com

with an additional copy (which will not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 11222

Attention:            David K. Lam

                              Steven R. Green

Email:                    DKLam@wlrk.com

                              SRGreen@wlrk.com

(ii)            if to the Company:

ImmunoGen, Inc.

830 Winter Street, Waltham, MA 02451

Attention: Mark J. Enyedy, President and Chief Executive Officer
Email:

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Attention:     Tara M. Fisher
Email: tara.fisher@ropesgray.com

Section 8.3.            Certain Definitions. For purposes of this Agreement the term:

“Acquisition Proposal” means any inquiry, offer or proposal made or renewed by a Person or group (other than Parent or Purchaser) relating to any direct or indirect acquisition, purchase, sale, license, lease or other disposition of beneficial ownership of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company or twenty percent (20%) or more of the consolidated total assets of the Company and its Subsidiaries, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Merger.

“Action” means any legal, civil, criminal, administrative, regulatory, arbitral, mediatory, enforcement, civil penalty, alternative dispute resolution, examination, debarment, seizure or other proceeding, litigation, suit, action, charge, complaint, subpoena, prosecution, claim, audit, assessment, inquiry or investigation.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.3(d).

“Antitrust Laws” has the meaning set forth in Section 5.6(b).

“Anti-Corruption Laws” has the meaning set forth in Section 3.20(j).

“Articles of Merger” has the meaning set forth in Section 1.2.

“Balance Sheet Date” means September 30, 2023.

“Book-Entry Share” has the meaning set forth in Section 2.4(b).

“Business Data” has the meaning set forth in Section 3.14(i).

“Business Day” means any day other than Saturday, Sunday or a U.S. federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time (or, in the case of determining a date when any payment is due, each day (other than a Saturday or Sunday) on which banks are open in New York, New York).

“Certificate” has the meaning set forth in Section 2.4(b).

“Certificate of Designation” means the Certificate of Designation of Series A Convertible Preferred Stock of the Company.

“Change of Board Recommendation” means (a) the withdrawal, amendment, change, modification or qualification of, or otherwise proposal publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (b) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Common Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Common Shares reject such Acquisition Proposal and not tender any Common Shares into such tender or exchange offer, (c) the failure by the Company Board to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal, (d) failing to make the Company Board Recommendation in the Proxy Statement or (e) approving or recommending or declaring advisable, or otherwise proposing publicly to approve or recommend or declare advisable, any Acquisition Proposal.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“CMA” has the meaning set forth in Section 5.6(d).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Share” has the meaning set forth in the Recitals.

“Common Shares” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.2.

“Company Credit Agreement” means that certain Loan Agreement, dated as of April 6, 2023, among the Company, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Biopharma Credit PLC, as collateral agent, together with any other bank financing or credit agreements entered into by the Company and its Subsidiaries, in each case, as amended, restated, supplemented or otherwise modified.

“Company Common Stock” means Common Stock, $0.01 par value per share, of the Company.

“Company Equity Plans” means the Company’s (i) Amended and Restated 2018 Employee, Director and Consultant Equity Incentive Plan, (ii) Inducement Equity Incentive Plan, as amended, (iii) 2016 Employee, Director and Consultant Equity Incentive Plan, (iv) 2006 Employee, Director and Consultant Equity Incentive Plan and (v) 2004 Non-Employee Director Compensation and Deferred Share Unit Plan.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company DSU” has the meaning set forth in Section 2.2(a)(i).

“Company Equity Awards” has the meaning set forth in Section 2.2(a)(i).

“Company ESPP” has the meaning set forth in Section 2.2(a)(i).

“Company FDA Permits” has the meaning set forth in Section 3.20(a).

“Company Leased Real Property” has the meaning set forth in Section 3.11(b).

“Company Leases” has the meaning set forth in Section 3.11(b).

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the United States or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiaries operate, except to the extent such matters have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate; (b) the execution or announcement of this Agreement or the Contemplated Transactions, including the initiation or settlement of any legal proceedings commenced by or involving (i) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (ii) any current or former shareholder of the Company (on their own or on behalf of the Company), in each case of clauses (i) and (ii), arising out of or related to this Agreement or the Contemplated Transactions (it being understood and agreed that this clause (b) will not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution or announcement of this Agreement or the Contemplated Transactions); (c) any change, in and of itself, in the market price or trading volume of the Common Shares; provided, that, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause; (d) acts of war or terrorism (including cyber attacks and computer hacking), national emergencies, U.S. federal government shutdowns, natural disasters, weather or environmental events or health emergencies, including pandemics or epidemics (or the escalation of any of the foregoing), except to the extent such matters have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate; (e) changes after the date of this Agreement in Laws, regulations, or accounting principles, except to the extent such changes have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate; (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein (it being understood and agreed that this clause (f) will not apply with respect to Section 5.1(a) or any representation or warranty the purpose of which is to address the consequences of the execution or announcement of this Agreement or the Contemplated Transactions), or any action taken or omitted to be taken by the Company (i) at the written request of Parent or Purchaser or (ii) due to Parent not granting a consent requested by the Company; (g) any failure, in and of itself, by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period or (h) the matters set forth on Section 8.3(a) of the Company Disclosure Letter; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause.

“Company Material Contract” has the meaning set forth in Section 3.13(a).

“Company Organizational Documents” has the meaning set forth in Section 3.1.

“Company Permits” has the meaning set forth in Section 3.10(c).

“Company Plan” means a Plan that the Company or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material Liability; provided, however, that Company Plan will not include any Plan that is sponsored or maintained by a Governmental Body or maintained for the benefit of current or former officers, directors, employees or individual independent contractors of the Company or any of its Subsidiaries who are primarily located in a jurisdiction other than the United States if the benefits provided thereunder are required to be provided by statute and do not exceed the level of benefits required to be so provided. For clarity, “Company Plans” includes “Company Equity Plans.”

“Company Preferred Stock” means Preferred Stock, $0.01 par value per share, of the Company.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.14(a).

“Company RSU” has the meaning set forth in Section 2.2(a)(i).

“Company SEC Documents” has the meaning set forth in Section 3.7(a).

“Company Securities” means (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company.

“Company Series A Preferred Stock” means Series A Convertible Preferred Stock, $0.01 par value per share, of the Company.

“Company Stock Option” has the meaning set forth in Section 2.2(a)(i).

“Company Subsidiary” means a Subsidiary of the Company.

“Company Termination Fee” has the meaning set forth in Section 7.5(b).

“Company Warrants” means those certain pre-funded warrants to purchase Common Shares.

“Confidentiality Agreement” means that certain agreement regarding confidentiality, by and between Parent and the Company, dated October 26, 2023 (as amended or waived).

“Confidential Information” has the meaning set forth in Section 5.2(b).

“Contemplated Transactions” means each of the transactions contemplated by this Agreement, including the Merger.

“Contract” means any agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Copyrights” means all works of authorship (whether or not copyrightable) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Current Employees” has the meaning set forth in Section 5.4(a).

“Current Purchase Period” has the meaning set forth in Section 2.2(a)(iv).

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 5.3(e)(i), Section 5.3(e)(ii) or Section 5.3(e)(iii).

“Dissenting Shares” has the meaning set forth in Section 2.3(a).

“Early ESPP Exercise Date” has the meaning set forth in Section 2.2(a)(iv).

“EC” has the meaning set forth in Section 5.6(d).

“Effective Time” has the meaning set forth in Section 1.2.

“Environmental Laws” means all Laws promulgated by any Governmental Body with respect to pollution, preservation or the protection of the environment, human health or safety (as it relates to exposure to Hazardous Substances), natural resources or endangered or threatened species, including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Substances.

“ERISA” has the meaning set forth in Section 3.17(c).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, Parent or any of their respective Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” has the meaning set forth in Article I.

“Exclusive Intellectual Property” means all Intellectual Property that is legally owned by a third party and is exclusively licensed to the Company or any of its Subsidiaries.

“Expiration Date” has the meaning set for in Article I.

“FCPA” has the meaning set forth in Section 3.20(j).

“FDA” means the U.S. Food and Drug Administration.

“FDA Laws” means the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et. seq.), the Public Health Service Act (42 U.S.C. § 256b), and the regulations promulgated by the FDA thereunder.

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f).

“Finance Leases” means all obligations under leases required to be capitalized in accordance with GAAP.

“Forward-Looking Statements” has the meaning set forth in Article III.

“GAAP” means U.S. generally accepted accounting principles.

“Global Trade Control Laws” means the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the economic sanctions rules and regulations implemented under statutory authority and/or President’s Executive Orders and administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control; U.S. Customs Regulations; European Union (E.U.) Council Regulations on export controls, including Nos. 428/2009, 267/2012; other E.U. Council sanctions regulations, as implemented in E.U. Member States; United Nations sanctions policies; all relevant regulations and legislative instruments made under any of the above; other relevant economic sanctions, export and import control laws, and other Laws, regulations, legislation, orders and requirements imposed by a relevant Governmental Body.

“Goldman Sachs” has the meaning set forth in Section 3.21.

“Good Clinical Practices” means FDA Laws governing the conduct of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312, and International Conference on Harmonization E6 (R2) Good clinical practice – Scientific guidance.

“Good Laboratory Practices” means FDA Laws governing the conduct of non-clinical laboratory studies contained in 21 C.F.R. Part 58.

“Good Manufacturing Practices” means FDA Laws governing current good manufacturing practices for drugs and finished pharmaceutical products contained in 21 U.S.C. section 351 and 21 C.F.R. Part 210 and 211.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means (a) any petroleum products or byproducts, radioactive materials, friable asbestos or other similarly hazardous substances or (b) any waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“Healthcare Laws” means, to the extent applicable to the conduct of the Company’s business or the Company Subsidiaries’ business, as applicable, as of the date of this Agreement (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (c) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (d) the so-called federal “Sunshine Law” or Open Payments (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder, (e) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, (f) Laws related to the practice of medicine, and (g) FDA Laws.

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including but not limited to its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services and (d) any federal, state and local laws regulating the privacy and/or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time.

“HSR Act” has the meaning set forth in Section 3.6.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business and other than payments due under license agreements), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, performance, surety or similar credit transaction, solely to the extent drawn, (d) all obligations of such Person under Finance Leases; (e) all obligations of such Person under any swap, hedging, derivative or similar agreement or arrangement that would be payable to terminate such arrangements, calculated, as of the date Indebtedness is determined, as the amount of any payments that would be required to be paid by such Person, as applicable, to the counterparty banks in the event of an early unwind or early termination of such instruments transactions on such date less any amount payable to such Person in connection to such unwind or termination; (f) all obligations for the deferred purchase price of property, services, equity, or other assets (including all seller notes, “earn-out” or similar contingent payment obligations); (g) all obligations of the type referred to in the foregoing clauses (a) through (f) of another Person secured by any Lien on any property or asset of such first Person; and (h) all obligations of the type referred to in clauses (a) through (g) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability), it being understood that the amount of any of the foregoing Indebtedness described in clauses (a) through (h) shall include any and all accrued interest, prepayment, breakage, and make-whole fees, expenses, premiums or penalties, related thereto, and any other fees and expenses required to be paid by such Person upon repayment thereof, in each case, including as a result of or in connection with the Closing.

“Indemnified Party” has the meaning set forth in Section 5.5(b).

“Information Statement” has the meaning set forth in Section 3.22.

“Initial Expiration Date” has the meaning set forth in Article I.

“Intellectual Property” means all of the following, including all rights in, arising out of, or associated therewith: (A) Trademarks; (B) Patents; (C) Trade Secrets; (D) Copyrights and (E) all other intellectual property rights and similar proprietary rights, whether registered or unregistered, in each case, arising in any jurisdiction worldwide.

“Intentional Breach” has the meaning set forth in Section 7.5(a).

“Intervening Event” means a material change, effect, event, circumstance, occurrence, or other matter that was not known to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseen to the Company Board or any committee thereof as of the date of this Agreement), which material change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the approval of this Agreement by the Company Requisite Vote; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

“IP Contracts” means all Contracts with respect to Intellectual Property (a) under which the Company or any its Subsidiaries grants or receives any license, covenant not to sue, or other right, title or interest in, or is bound by any co-existence agreement, settlement agreement, option to acquire with respect to, (b) with respect to the joint ownership of, or development by any third party on behalf of the Company or its Subsidiaries with respect to, or (c) under which the Company or its Subsidiaries is restricted from using, in each case (a), (b) and (c) of this definition, any Intellectual Property that is material to the operation of the business of the Company or its Subsidiaries (including the development, use, sale, offering for sale, supply, manufacture, import, marketing, commercialization and other exploitation of their material products and services), except for Off-the-Shelf Software.

“IT Assets” means information technology assets, including computers, hardware, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by any of the Company or its Subsidiaries or licensed or leased by any of the Company or its Subsidiaries.

“Knowledge” means the actual knowledge of (a) with respect to the Company, the individuals set forth on Section 8.3(b) of the Company Disclosure Letter, and (b) with respect to Parent, the individuals set forth on Section 8.3(c) of the Company Disclosure Letter.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, rule or regulation issued, enacted, adopted, promulgated, or implemented by any Governmental Body, and, for the sake of clarity, includes, but is not limited to, Healthcare Laws and Environmental Laws.

“Lazard” has the meaning set forth in Section 3.21.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Lien” means any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, claim, lease, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, restriction or other encumbrance of such asset.

“MBCA” has the meaning set forth in the Recitals.

“Measurement Date” has the meaning set forth in Section 3.3(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Nasdaq” means The Nasdaq Stock Market LLC.

“Non-U.S. Plan” means a Company Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not U.S. Law also applies).

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the third (3rd) Business Day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. Eastern Time on the second (2nd) Business Day after delivery of such revised Determination Notice.

“OECD Convention” has the meaning set forth in Section 3.20(j).

“Off-the-Shelf Software” means software obtained from a third party (a) on general commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company or any of its Subsidiaries, as applicable, (c) that is used for business infrastructure or other internal purposes and (d) is licensed for fixed payments of less than $250,000 in the aggregate or annual payments of less than $250,000 per year.

“Outside Date” has the meaning set forth in Section 7.2(b).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (whether exclusively or jointly) by the Company or its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Patents” means any statutory invention registrations, issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Paying Agent” has the meaning set forth in Section 2.4(a).

“Payoff Documentation” means, with respect to the Company Credit Agreement, (i) a customary payoff letter providing for (A) the payoff, discharge and termination in full on the Closing Date of all indebtedness and commitments in connection with the Company Credit Agreement (except for customary surviving obligations) and (B) the release of any Liens and termination of all guarantees supporting such indebtedness and commitments substantially contemporaneously with the Closing on the Closing Date, and (ii) customary lien and guarantee release documents with respect to the liens and guarantees under the Company Credit Agreement.

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Bodies.

“Permitted Liens” means (a) statutory Liens for (i) current Taxes not yet due or payable or (ii) the amount or validity of which is being contested in good faith and by appropriate proceedings, and for which appropriate reserves have been established in accordance with GAAP, (b) statutory Liens in favor of mechanics, carriers, workers, repairers, contractors, subcontractors and suppliers, and similar statutory Liens, arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are (i) not delinquent, (ii) the amount or validity of which is being contested in good faith or (iii) not, individually or in the aggregate, significant, (c) any minor imperfections of title or similar Liens, charges or encumbrances which individually or in the aggregate with other such Liens, charges and encumbrances does not impair the value of the property subject to such Liens, charge or encumbrance or the use of such property in the conduct of the business of the Company, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (e) statutory Liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (f) Company Leases, (g) any covenants, conditions, restrictions, easements, encumbrances and other similar matters affecting the Company Leased Real Property that do not violate the terms of the applicable Company Lease, and (h) those matters identified as Permitted Liens in the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means data and information concerning an identified or identifiable natural person or household, or that is otherwise regulated under applicable Law.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plan, program or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more Persons, including, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, individual consulting, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, disability, life insurance, death benefit, vacation, paid time off, leave of absence, employee assistance, tuition assistance or other material fringe benefit plan, program, or agreement.

“Pre-Closing Period” has the meaning set forth in Section 5.1(a).

“Preferred Share” has the meaning set forth in the Recitals.

“Preferred Shares” has the meaning set forth in the Recitals.

“Privacy Laws” mean foreign or domestic Laws relating to privacy, data protection and/or data or cyber security, or the Processing, of Personal Information, including HIPAA.

“Privacy Policies” has the meaning set forth in Section 3.20(k).

“Process” or “Processing” means any operation or set of operations whether or not by automatic means, including, but not limited to, collection, recording, organization, storage, retention, access, adaptation, alteration, retrieval, consultation, use, disclosure, dissemination, making available, alignment, combination, blocking, deleting, erasure, or destruction.

“Products” means any product that the Company has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by the Company.

“Prohibited Payment” has the meaning set forth in Section 3.20(j).

“Proxy Statement” means the proxy statement to be provided to the Company’s shareholders in connection with the Special Meeting.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Purchaser to consummate the Contemplated Transactions by the Outside Date.

“Reference Date” means January 1, 2021.

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Restricted Party” means any government, country, or other individual or entity that is the target of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom or Switzerland.

“Reverse Termination Fee” has the meaning set forth in Section 7.5(c).

“Sarbanes-Oxley” has the meaning set forth in Section 3.10(e).

“Security Incident” means (a) any unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing of Personal Information or Business Data, or (b) any breach of the security of or other unauthorized access to or use of or other compromise to the integrity or availability of the IT Assets.

“Share” has the meaning set forth in the Recitals.

“Shares” has the meaning set forth in the Recitals.

“SEC” means the U.S. Securities and Exchange Commission.

“Shareholder Litigation” has the meaning set forth in Section 5.12.

“Special Meeting” has the meaning set forth in Section 5.14.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that did not result from a material breach of Section 5.3 and that the Company Board has determined in good faith, after consultation with outside counsel and its financial advisor, is superior from a financial point of view to the Acquisition Proposal reflected in this Agreement, taking into account the financial terms, the likelihood of consummation, and all other aspects of such Acquisition Proposal.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any attachments thereto and any amendments thereof) required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax.

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models and methodologies.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress, domain names, social media accounts and handles, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Treasury Regulations” means the Treasury Regulations under the Code.

“UK Bribery Act” has the meaning set forth in Section 3.20(j).

“WARN” has the meaning set forth in Section 3.19(b).

Section 8.4.            Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in a mutually acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 8.5.            Assignment. This Agreement may not be assigned by operation of law or otherwise without the prior written consent of each of the other parties; provided that that each of Parent, Intermediate Sub and Purchaser may transfer or assign, in whole or from time to time in part, to one or more of Parent’s controlled Affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Parent or Purchaser of its obligations hereunder and shall not reduce the Merger Consideration or increase the Taxes imposed on, or with respect to, the Company stockholders as a result of receipt of the Merger Consideration.

Section 8.6.            Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remain in full force and effect. Except for (a) the rights of the shareholders of the Company to receive the Merger Consideration, and the holders of Company Equity Awards to receive the consideration described in Section 2.1(c), (b) the right of the Company, on behalf of the shareholders of the Company and the holders of Company Equity Awards (each of which are third party beneficiaries hereunder to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 8.13 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may be based upon a decrease in share value or lost premium) in the event of Parent’s or Purchaser’s breach of this Agreement and (c) as provided in Section 5.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 8.7.            Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the Commonwealth of Massachusetts, without giving effect to the choice of law principles thereof.

Section 8.8.            Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.9.            Counterparts. This Agreement may be executed and delivered (including by email transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 8.10.            Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 8.11.            Jurisdiction. Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of (i) the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts or (ii) any United States federal court located in the Commonwealth of Massachusetts in the event any dispute arises out of this Agreement or the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the Merger in any court other than (i) the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts or (ii) a United States federal court sitting in the Commonwealth of Massachusetts; provided, that, each of the parties will have the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

Section 8.12.            Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 8.11 in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 8.13.            Specific Performance.

(a)            The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b)            Notwithstanding the parties’ rights to specific performance pursuant to Section 8.13(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 8.14.            Waiver of Jury Trial. EACH OF PARENT, COMPANY AND PURCHASER HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.14.

Section 8.15.            Interpretation. When reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. References to “ordinary course of business” refer to the ordinary course of business of the Company and the Company Subsidiaries consistent with past practice. Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such. The phrase “made available,” when used in reference to anything made available to Parent, Purchaser or their Representatives shall be deemed to mean uploaded to and made available to Parent, Purchaser and their Representatives in complete and unredacted form on or prior to the date hereof in the online data room hosted on behalf of the Company under the name “Project Ibiza.”

Section 8.16.            FIRPTA Certificate. At or prior to the Closing, the Company shall deliver to Purchaser a properly executed statement satisfying the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3).

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Intermediate Sub, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ABBVIE INC.

By:	/s/ Scott Reents
Name: Scott Reents
Title: Executive Vice President and Chief Financial Officer

IN WITNESS WHEREOF, each of Parent, Intermediate Sub, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ATHENE SUBSIDIARY LLC

By:	/s/ Scott Reents
Name: Scott Reents
Title: President

IN WITNESS WHEREOF, each of Parent, Intermediate Sub, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ATHENE MERGER SUB INC.

By:	/s/ Scott Reents
Name: Scott Reents
Title: President

IN WITNESS WHEREOF, each of Parent, Intermediate Sub, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IMMUNOGEN, INC.

By:	/s/ Mark J. Enyedy
Name: Mark. J. Enyedy
Title: President and Chief Executive Officer